As filed with the Securities and Exchange Commission on February 26, 2009
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 22(d)
AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT, AND UNDER SECTIONS
6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND
17(a)(2) OF THE ACT

__________________________________________

In the Matter of

Rafferty Asset Management, LLC
Direxion Shares ETF Trust

File No. 812- ______

________________________________________

Please send all communications to:

Francine J. Rosenberger, Esq.
Stacy L. Fuller, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006
Phone: (202) 778-9000
Fax: (202) 778-9100

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In the Matter of Rafferty Asset Management, LLC Direxion Shares ETF Trust 33 Whitehall Street, 10th Floor New York, NY 10004 File No. 812- ______

APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT, AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT

I.              Summary of Application

A.	Request for Order

In this application (“Application”), the undersigned applicants (“Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act (“Order”).1 The requested Order would permit, among other things,

•

shares of certain series of the Direxion Shares ETF Trust (the “Trust”) to trade on a national securities exchange, as defined in section 2(a)(26) of the Act (each, an “Exchange”) such as the Nasdaq Stock Market, Inc. (“Nasdaq”) and the New York Stock Exchange (“NYSE”), including NYSE Arca, at negotiated market prices rather than at net asset value (“NAV”);

•	such series’ shares to be redeemable in large aggregations only;
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•	certain Funds (as defined below) based on foreign equity securities indices to pay redemption proceeds more than seven days after ETS are tendered for redemption; and
•

certain affiliated persons of the investment company to buy securities from, and sell securities to, the investment company, in connection with the in-kind purchase and redemption of the investment company’s ETS.

More generally, the Order would permit Applicants to operate certain exchange-traded funds (“ETFs”).

Applicants believe that (i) with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (ii) with respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund (as defined below); and the proposed transactions are consistent with the general purposes of the Act. No form having been specifically prescribed for this Application, Applicants proceed under rule 0-2 of the General Rules and Regulations of the Securities and Exchange Commission (“SEC” or “Commission”).

B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

The relief requested in this Application is substantially identical to the relief granted by the Commission to open-end management companies (collectively, the “Prior

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ETFs”) pursuant to their respective applications for exemptive relief.2 The term “Prior Orders” is used herein when referring to orders granting such exemptive relief.

II.            Background

A.	Brief Overview of Direxion Shares ETF Trust

Applicants have undertaken the development of an index-based market-basket investment product intended primarily for retail investors, though applicants believe the product will appeal to institutional investors, too. The Trust is organized as a Delaware statutory trust and registered under the Act as an open-end management investment company that is authorized to offer an unlimited number of series (each, a “Series”). Each Series of the Trust that operates as an ETF pursuant to the relief requested herein is referred to as a “Fund.”

Each Fund will have a distinct investment objective. Each Fund, over a period (“Tracking Period”), as applicable, of one calendar month, one calendar quarter or one calendar year, will seek to achieve the performance or inverse performance, or a specified multiple of the performance or inverse performance, of a particular foreign equity, domestic equity or fixed income securities index (respectively, an “Underlying Foreign Index,” “Underlying Domestic Index,” or “Underlying Fixed Income Index,” and together, the “Underlying Indices”). Funds based on Underlying Foreign Indices are “Foreign Funds.” Funds based on Underlying Domestic Indices are “Domestic Funds.” Funds based on Underlying Fixed Income Indices are “Fixed Income Funds.” Exhibit A identifies the Underlying Indices of the Initial Funds (as defined below), as well as the licensor of each such Underlying Index.

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B.	Applicants’ Proposal

Each Fund will issue, on a continuous offering basis, its shares (“ETS”) to be listed and traded on an Exchange. The Trust will issue, with respect to each Fund on a continuous offering basis, large blocks of ETS (“Creation Units”) of approximately 25,000 to 100,000 ETS, as will be stated in the relevant Fund’s prospectus (“Prospectus”), as contained in its registration statement on Form N-1A (“Registration Statement”). The size of such Creation Units will be determined by the Adviser (as defined below), in part on the estimated initial trading price per ETS of the Fund, its Underlying Index and anticipated audience. Applicants expect that the initial offering price of a Creation Unit will be a minimum of $1 million.3 The initial trading price per ETS of each Fund will fall in the range of $50 to $250. Individual ETS will be listed and traded on an Exchange, but they will not be individually redeemable; only ETS combined into Creation Units will be redeemable. Creation Units will not be listed or traded on an Exchange. Applicants intend that the initial NAV of the ETS be established at a level convenient for trading purposes.4 Purchases and redemptions of Creation Units of the Funds, with the exception of the Inverse Funds (as described below), will generally be made by means of an in-kind tender (“In-Kind Payment”) of specified securities, with any cash portion of the purchase price and redemption proceeds (“Balancing Amount”) to be kept to a minimum, all in the manner described herein. This “in-kind” approach will minimize, to the extent possible, each Fund’s need to liquidate portfolio securities to meet redemptions and to use cash to acquire

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portfolio securities in connection with purchases of ETS. It should therefore permit closer correlation with, and tracking of, (the multiple or inverse of) the relevant Underlying Index.

Applicants believe that the ETS must be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting the specified Creation Units for redemption. Applicants believe that this structure will permit efficiencies in pricing, respond to market needs and provide reductions in certain costs experienced by the Trust, including overhead costs such as custodial, transaction and fund accounting costs.

C.	The Trust

As discussed above, the Trust is a Delaware statutory trust, registered under the Act as an open-end management investment company. The Trust is authorized to offer an unlimited number of series (i.e., Funds) and shares (i.e., ETS).

The Trust will offer and sell ETS pursuant to its Registration Statement. The Funds in the following table are the “Initial Funds.” As discussed in greater detail in the Registration Statement, they seek to offer returns equal to the leveraged or inverse leveraged performance of an Underlying Index over the course of each calendar month.

Fund	Index or Benchmark	Monthly Target
Direxion Monthly Total Market Bull 2X Shares	Russell 3000 Index® Index	200%
Direxion Monthly Total Market Bear 2X Shares		-200%
Direxion Monthly Large Cap Bull 2X Shares	Russell 1000® Index	200%
Direxion Monthly Large Cap Bear 2X Shares		-200%
Direxion Monthly Mid Cap Bull 2X Shares	Russell Midcap® Index	200%
Direxion Monthly Mid Cap Bear 2X Shares		-200%
Direxion Monthly Small Cap Bull 2X Shares	Russell 2000® Index	200%
Direxion Monthly Small Cap Bear 2X Shares		-200%
Direxion Monthly Developed Markets Bull 2X Shares	MSCI EAFE® Index	200%
Direxion Monthly Developed Markets Bear 2X Shares		-200%
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Fund	Index or Benchmark	Monthly Target
Direxion Monthly Emerging Markets Bull 2X Shares	MSCI Emerging Markets IndexSM	200%
Direxion Monthly Emerging Markets Bear 2X Shares		-200%
Direxion Monthly BRIC Bull 2X Shares	BNY BRIC Select ADR Index®	200%
Direxion Monthly BRIC Bear 2X Shares		-200%
Direxion Monthly China Bull 2X Shares	BNY China Select ADR Index®	200%
Direxion Monthly China Bear 2X Shares		-200%
Direxion Monthly India Bull 2X Shares	Indus India Index	200%
Direxion Monthly India Bear 2X Shares		-200%
Direxion Monthly Latin America Bull 2X Shares	S&P Latin America 40 Index	200%
Direxion Monthly Latin America Bear 2X Shares		-200%
Direxion Monthly Clean Energy Bull 2X Shares	S&P Global Clean Energy IndexTM	200%
Direxion Monthly Clean Energy Bear 2X Shares		-200%
Direxion Monthly Energy Bull 2X Shares	Russell 1000® Energy Index	200%
Direxion Monthly Energy Bear 2X Shares		-200%
Direxion Monthly Financial Bull 2X Shares	Russell 1000® Financial Services Index	200%
Direxion Monthly Financial Bear 2X Shares		-200%
Direxion Monthly Technology Bull 2X Shares	Russell 1000® Technology Index	200%
Direxion Monthly Technology Bear 2X Shares		-200%
Direxion Monthly Real Estate Bull 2X Shares	Dow Jones Wilshire REIT IndexSM	200%
Direxion Monthly Real Estate Bear 2X Shares		-200%
Direxion Monthly Homebuilders Bull 2X Shares	S&P Homebuilding Select Industry IndexSM	200%
Direxion Monthly Homebuilders Bear 2X Shares		-200%
Direxion Monthly 2-Year Treasury Bull 2X Shares	Merrill Lynch U.S. Treasury Current 2 Year Index	200%
Direxion Monthly 2-Year Treasury Bear 2X Shares		-200%
Direxion Monthly 5-Year Treasury Bull 2X Shares	Merrill Lynch U.S. Treasury Current 5 Year Index	200%
Direxion Monthly 5-Year Treasury Bear 2X Shares		-200%
Direxion Monthly 10-Year Treasury Bull 2X Shares	Merrill Lynch U.S. Treasury Current 10 Year Index	200%
Direxion Monthly 10-Year Treasury Bear 2X Shares		-200%
Direxion Monthly 30-Year Treasury Bull 2X Shares	Merrill Lynch U.S. Treasury Current 30 Year Index	200%
Direxion Monthly 30-Year Treasury Bear 2X Shares		-200%
Direxion Monthly Total Market Bull 3X Shares	Russell 3000 Index® Index	300%
Direxion Monthly Total Market Bear 3X Shares		-300%
Direxion Monthly Large Cap Bull 3X Shares	Russell 1000® Index	300%
Direxion Monthly Large Cap Bear 3X Shares		-300%
Direxion Monthly Mid Cap Bull 3X Shares	Russell Midcap® Index	300%
Direxion Monthly Mid Cap Bear 3X Shares		-300%
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Fund	Index or Benchmark	Monthly Target
Direxion Monthly Small Cap Bull 3X Shares	Russell 2000® Index	300%
Direxion Monthly Small Cap Bear 3X Shares		-300%
Direxion Monthly Developed Markets Bull 3X Shares	MSCI EAFE® Index	300%
Direxion Monthly Developed Markets Bear 3X Shares		-300%
Direxion Monthly Emerging Markets Bull 3X Shares	MSCI Emerging Markets IndexSM	300%
Direxion Monthly Emerging Markets Bear 3X Shares		-300%
Direxion Monthly BRIC Bull 3X Shares	BNY BRIC Select ADR Index®	300%
Direxion Monthly BRIC Bear 3X Shares		-300%
Direxion Monthly China Bull 3X Shares	BNY China Select ADR Index®	300%
Direxion Monthly China Bear 3X Shares		-300%
Direxion Monthly India Bull 3X Shares	Indus India Index	300%
Direxion Monthly India Bear 3X Shares		-300%
Direxion Monthly Latin America Bull 3X Shares	S&P Latin America 40 Index	300%
Direxion Monthly Latin America Bear 3X Shares		-300%
Direxion Monthly Clean Energy Bull 3X Shares	S&P Global Clean Energy IndexTM	300%
Direxion Monthly Clean Energy Bear 3X Shares		-300%
Direxion Monthly Energy Bull 3X Shares	Russell 1000® Energy Index	300%
Direxion Monthly Energy Bear 3X Shares		-300%
Direxion Monthly Financial Bull 3X Shares	Russell 1000® Financial Services Index	300%
Direxion Monthly Financial Bear 3X Shares		-300%
Direxion Monthly Technology Bull 3X Shares	Russell 1000® Technology Index	300%
Direxion Monthly Technology Bear 3X Shares		-300%
Direxion Monthly Real Estate Bull 3X Shares	Dow Jones Wilshire REIT IndexSM	300%
Direxion Monthly Real Estate Bear 3X Shares		-300%
Direxion Monthly Homebuilders Bull 3X Shares	S&P Homebuilding Select Industry IndexSM	300%
Direxion Monthly Homebuilders Bear 3X Shares		-300%
Direxion Monthly 2-Year Treasury Bull 3X Shares	Merrill Lynch U.S. Treasury Current 2 Year Index	300%
Direxion Monthly 2-Year Treasury Bear 3X Shares		-300%
Direxion Monthly 5-Year Treasury Bull 3X Shares	Merrill Lynch U.S. Treasury Current 5 Year Index	300%
Direxion Monthly 5-Year Treasury Bear 3X Shares		-300%
Direxion Monthly 10-Year Treasury Bull 3X Shares	Merrill Lynch U.S. Treasury Current 10 Year Index	300%
Direxion Monthly 10-Year Treasury Bear 3X Shares		-300%
Direxion Monthly 30-Year Treasury Bull 3X Shares	Merrill Lynch U.S. Treasury Current 30 Year Index	300%
Direxion Monthly 30-Year Treasury Bear 3X Shares		-300%

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Each Initial Fund seeks to provide investment results, before fees and expenses, that correspond to 200% or 300% of the monthly performance, or 200% or 300% of the inverse (opposite) monthly performance, of its Underlying Index. Each Initial Fund that seeks to provide monthly investment results, before fees and expenses, that correspond to 200% or 300% of the monthly performance of its Underlying Index may be referred to as a “Bull” Fund. Each Initial Fund that seeks to provide monthly investment results, before fees and expenses, that correspond to 200% or 300% of the inverse of the monthly performance of its Underlying Index may be referred to as a “Bear” Fund. Initial Funds based on Underlying Foreign Indices, Underlying Domestic Indices and Underlying Fixed Income Indices are, respectively, the “Initial Foreign Funds,” “Initial Domestic Funds” and “Initial Fixed Income Funds.” All Initial Funds are included in the defined term “Funds.”

Applicants may offer, and seek relief herein to offer, additional Funds in the future (“Future Funds,” included in the defined term “Funds”). Any Future Fund that relies on the requested Order will comply with the terms and conditions of the Application.

D.	The Adviser

Rafferty Asset Management, LLC (the “Adviser”) is a New York limited liability company, with its principal office in New York, NY. Each Initial Fund will be advised by the Adviser. The Adviser will also serve as the investment adviser to any Future Fund. The Adviser is registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940 (“Advisers Act”). The Adviser may enter into sub-advisory agreements with additional investment advisers to act as sub-advisers with respect to the Trust and any of the Funds, if warranted. The Adviser is not affiliated (within the meaning of section 2(a)(3) of the 1940 Act) with the Exchange on which ETS will be listed. Any sub-adviser to the Trust or a Fund will be

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registered under the Advisers Act and will not be affiliated (within the meaning of section 2(a)(3) of the Act) with the Fund’s listing Exchange.

E.	The Distributor

  A broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will act as the distributor and principal underwriter of the Creation Units of ETS (the “Distributor”). The Distributor will distribute ETS on an agency basis. The Distributor will not be affiliated with any Fund’s listing Exchange. The Distributor will be identified as such in the Prospectus.

F.	The Underlying Indices

The Underlying Index for each Initial Fund is briefly described in Exhibit A. Each Underlying Domestic Index is an index comprised of equity securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets.5 Each Underlying Foreign Index is comprised of foreign equity securities. Each Underlying Fixed Income Index is comprised of fixed income securities.

An entity that creates, compiles, sponsors or maintains an Underlying Index (each, an “Underlying Index Provider”) is not and will not be an “affiliated person”, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, a Fund,

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the Distributor, the Adviser, or any sub-adviser or promoter of any Fund. An Underlying Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Underlying Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation of the return of component securities, in advance of a public announcement of such changes by the Underlying Index Provider.
                               The Adviser represents that any necessary licensing arrangements with the Underlying Index Provider to offer the ETS, to the extent such licensing arrangements are legally required, have already been entered into or will be in effect at the time the relevant Fund issues its first Creation Unit and secondary market trading of such ETS commences.

G.	Capital Structure and Voting Rights; Book-Entry of ETS

Each Fund will have one class of shares, i.e., ETS. Each ETS-holder of the Trust (“shareholders”) will have one vote per ETS with respect to matters regarding the Trust, or the respective Fund, for which a shareholder vote is required under the Act, the rules promulgated thereunder, or relevant state law.

ETS will be registered in book-entry form only and Funds will not issue individual share certificates. No Beneficial Owner shall have the right to receive a certificate representing such ETS. DTC, a limited purpose trust company organized under the laws of the State of New York, or its nominee will be the record or registered owner of all outstanding ETS. Beneficial ownership of ETS (owners of such beneficial interest, sometimes referred to herein as “shareholders” and “Beneficial Owners”) will be shown on the records of the Depository Trust Company (“DTC”) or DTC participants (e.g., broker-dealers, banks, trust companies, and other

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financial institutions) (“DTC Participants”). All references herein to rights of Beneficial Owners or shareholders of ETS shall reflect the rights of such persons, as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of DTC and DTC Participants.

H.	Investment Objectives and Principal Investment Strategies

1.     Summary

As described below, all of the Funds are index funds employing the same types of investment strategies as conventional and leveraged index funds. The Funds will operate and be administered in a manner similar to Prior ETFs. Because the Funds will be traded on an Exchange like the Prior ETFs, the Funds will offer market participants comparable arbitrage opportunities.
                                      a.     Conventional Funds

Although none of the Initial Funds will have an objective of matching the Tracking Period performance, before fees and expenses, of a specified index (each such Fund, a “Conventional Fund”), certain Future Funds may be Conventional Funds. Each Conventional Fund will be “indexed” and its portfolio will be managed based upon the same strategies as those employed by conventional index funds. This investment approach attempts to approximate the investment performance of the relevant index through quantitative analytical procedures. The Adviser may fully replicate a Conventional Fund’s relevant Underlying Index or use a “sampling” strategy to track each Conventional Fund’s respective Underlying Index. A Fund which utilizes a representative sampling strategy will hold a basket of the component securities

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of its Underlying Index, but it may not hold all of the component securities of its Underlying Index (as compared to funds that use a replication strategy which invest in substantially all of the component securities in its index in the same approximate proportions as in the underlying index). This sampling strategy is similar to that commonly employed by certain Prior ETFs.

Conventional Funds will hold positions primarily in securities. Securities to be held by a Conventional Fund generally will be components of the relevant Underlying Index, but they may also be other securities that the Adviser believes should help the Fund’s overall portfolio simulate the movement of such Underlying Index.

Conventional Domestic Funds. Conventional Funds based on Underlying Domestic Indices (“Conventional Domestic Funds”) will invest at least 80% of their total assets in the equity securities contained in the relevant Underlying Domestic Index (the securities in an index, the “component securities”). The Adviser may invest up to 20% of any Conventional Domestic Fund’s, Conventional Foreign Fund’s or Conventional Fixed Income Fund’s total assets in other financial instruments including (i) futures contracts, (ii) options on securities, indices and futures contracts, (iii) equity caps, collars and floors, (iv) swap agreements, (v) forward contracts, (vi) reverse repurchase agreements, and (vii) short positions in the component securities (collectively, “Financial Instruments”), and money market instruments (“Money Market Instruments”). For purposes of this Application, the term Money Market Instruments means short-term debt instruments that have terms-to-maturity of less than 397 days and exhibit high quality credit profiles and includes U.S. government securities and repurchase agreements. All Money Market Instruments held by a Fund will meet the definition of “Eligible Security” in Rule 2a-7 under the Act. The Adviser may invest in such Money Market Instruments and Financial Instruments rather than in securities when it would be more efficient

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or less expensive for the Fund. Applicants note that this same practice is utilized by conventional index funds.

Conventional Foreign Funds. Conventional Funds based on Underlying Foreign Indices (“Conventional Foreign Funds”) will invest at least 80% of their total assets in the equity securities contained in the relevant Underlying Foreign Index and Depositary Receipts representing such equity securities. Applicants anticipate that many, if not all of the Foreign Funds (except any Foreign Fund whose investment objective is to track the inverse of an Underlying Foreign Index) will invest a significant portion of its assets in Depositary Receipts (including ADRs, Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”)) representing the component securities of their respective Underlying Foreign Indices. Any Depositary Receipts held by a Foreign Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Applicants intend that any Foreign Fund would be able to treat Depositary Receipts that represent component securities of its Underlying Foreign Index as component securities for purposes of any requirements related to the percentage of component securities held in such Foreign Fund’s portfolio.

Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the depositary.6 To the extent that a Foreign Fund invests in Depositary Receipts, the Depositary Receipts will be listed on an Exchange or a foreign exchange. A Foreign Fund will not invest in any unlisted Depositary Receipts or any listed

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Depositary Receipts that the Advisor or the sub-adviser deems to be illiquid or for which pricing information is not readily available. A Foreign Fund will only invest in sponsored Depositary Receipts, except for certain listed ADRs that remain unsponsored.7 Generally, a Foreign Fund would only hold Depositary Receipts in situations where the Advisor or the sub-adviser believes that holding the Depositary Receipt, rather than the actual underlying foreign Component Security, would benefit the Foreign Fund. This could occur where an investment in a Depositary Receipt offers greater liquidity or would otherwise improve the liquidity, tradability or settlement of the Foreign Fund’s then current Deposit Basket. For example, in some cases, a Depositary Receipt may provide more liquidity than its corresponding underlying security simply because the demand for the Depositary Receipt is higher, creating a more active and liquid market for the Depositary Receipt. Also, in certain countries, local market regulations may place restrictions on the transfer of local securities that act to prohibit the in-kind delivery and receipt of local securities as part of the creation and redemption process. In addition, in situations where a Foreign Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling a Deposit Basket upon creation and of disposing of Redemption Securities received through redemption. In addition, since GDRs and EDRs may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the underlying securities they represent, the use of GDRs and EDRs should, in certain instances, reduce trading, settlement and other costs experienced by a Fund. For example, it may be less expensive to trade and settle a transaction in

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GDRs traded in London than it would be to trade and settle the corresponding local securities in Moscow or Seoul. In each of the above scenarios, the use of Depositary Receipts potentially decreases the cost of trading and settling securities included in the Deposit Basket (as defined below) upon creation of Creation Units or distributed as Redemption Securities upon redemption of Creation Units. This should improve efficiency of the creation and redemption process and facilitate efficient arbitrage activity.

Applicants note that factors such as supply and demand and differences between the market-trading hours of the exchanges on which Depositary Receipts and underlying securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the underlying securities they represent. To the extent a Foreign Fund is invested in Depositary Receipts and an Underlying Foreign Index contains local securities, any premium or discount between the price of the underlying security and the corresponding Depositary Receipt creates the potential for tracking error between the Foreign Fund and its Underlying Foreign Index.8 Applicants expect any such impact to be insignificant as the Adviser or sub-adviser will monitor each Foreign Fund’s portfolio and take appropriate action as warranted to reduce potential tracking error.

Applicants do not believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding underlying securities will have any material negative impact on the efficiency of the creation/redemption process because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding underlying securities. Applicants believe the pricing transparency for listed Depositary Receipts

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will be substantially equivalent to the pricing transparency of the corresponding underlying securities, since both are traded and priced intra-day on securities exchanges and markets. The Foreign Funds will publish each Business Day (as defined below) a list of the current Deposit Securities (including any Depositary Receipts). The intra-day values of the Deposit Basket (as defined below) will be updated throughout the day. Authorized Participants (as defined below) that wish to create or redeem will have equal access to this information and access to the Deposit Securities (including any Depositary Receipts) in a Deposit Basket. Applicants therefore expect that Foreign Funds’ investment in Depositary Receipts will not have any material negative impact on the arbitrage efficiency of the Foreign Funds. Further, Applicants believe that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by a Foreign Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts. Finally, the Applicants do not anticipate any liquidity issues with respect to any Foreign Fund’s use of Depositary Receipts. Applicants do not intend to use Depositary Receipts unless they are liquid enough to facilitate efficient creations and redemptions and the use of Depositary Receipts would otherwise benefit the Foreign Fund.

Conventional Fixed Income Funds. Conventional Funds based on Underlying Fixed Income Indices (“Conventional Fixed Income Funds”) will also invest at least 80% of their total assets in the securities that comprise the relevant Underlying Fixed Income Index. When using a sampling strategy, the Adviser will attempt to match the risk and return characteristics of a Conventional Fixed Income Fund’s portfolio to the risk and return characteristics of the Underlying Fixed Income Index.9

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There are many benefits to the employment of sampling strategy with respect to the Conventional Fixed Income Funds. For example, the Adviser can avoid bonds that are relatively expensive (i.e. bonds that trade at perceived higher prices or lower yields due to supply demand) but have the same relative risk, value, duration and other characteristic as less expensive bonds. In addition, the use of sampling techniques permit the Adviser to exclude bonds that it believes will soon be deleted from the Index. The Adviser can also avoid holding bonds it deems less liquid than other bonds with similar characteristic which facilitates a more tradable portfolio. Lastly, the Adviser can develop a basket of component securities that is easier to construct and cheaper to trade, thereby potentially improving arbitrage opportunities.

b.     Leveraged Funds

Certain Funds will seek investment results that correspond, before fees and expenses, to a multiple (e.g. 200% or 300%) of the performance of an Underlying Index over a Tracking Period (“Leveraged Funds”). Rather than holding positions in component securities and Financial Instruments intended to create exposure to 100% of the daily performance of an Underlying Index, these Leveraged Funds will hold positions in securities and Financial Instruments designed to create exposure equal to the relevant multiple (e.g. 200% or 300%), before fees and expenses, of, as applicable, performance of an Underlying Index over a Tracking Period. Leveraged Funds will hold component securities (or in the case of Foreign Funds, in Depositary Receipts representing component securities), Financial Instruments

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or Money Market Instruments in proportions deemed appropriate by the Adviser or sub-adviser for the Leveraged Funds to pursue their investment objectives.

c.     Inverse Funds

Certain Funds, including certain Initial Funds, will seek investment results, before fees and expenses, equal to a multiple (e.g. 200% or 300%) of the inverse of the performance of an Underlying Index (“Inverse Funds”) over a Tracking Period. An Inverse Fund may not invest in the component securities of the relevant Underlying Index. It will generally create short exposure to the Underlying Index utilizing Financial and Money Market Instruments. In this regard, Inverse Funds may pursue their investment objectives by creating short positions in individual component securities of the relevant Underlying Index. Under normal circumstances, 100% of the total assets of the Inverse Funds will be devoted to Financial and Money Market Instruments.

2.     General

The Funds will be designed to be used both by professional money managers and retail investors as part of asset allocation or active investment strategies, to create specified investment exposure to a particular segment of the securities market, or to hedge an existing investment portfolio. It will be the policy of each Fund to pursue its investment objective in relation to its respective Underlying Index regardless of market conditions, trends or direction and not to take defensive positions.

The Adviser will not conduct conventional stock research or analysis, or forecast stock market movement in managing the Funds’ assets, or invest such assets in equity securities or Financial or Money Market Instruments based on the Adviser’s view of the fundamental prospects of particular companies. While the Adviser will attempt to minimize any “tracking

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error” between the investment results of a particular Fund and the specified multiple of the performance, or inverse performance, of its Underlying Index over the given Tracking Period, certain factors may tend to cause the investment results of a Fund to vary from such specified multiple.

Correlation is a measure of the strength of the relationship between two variables over time. In this Application, correlation means the strength of the relationship between (1) the change over the relevant Tracking Period in a Fund’s NAV and (2) the change over the relevant Tracking Period in the benchmark index. The statistical measure of correlation is known as the “correlation coefficient.” The measure can be between –1 and +1. A correlation coefficient of +1 signifies perfect positive correlation, while a correlation coefficient of –1 signifies perfect negative correlation. A value of zero would mean that there is no correlation between the two variables. For Conventional Funds and Leveraged Funds, the correlation coefficient will have a value between 0 and +1. The closer the value is to +1, the stronger the correlation. For Inverse Funds, the correlation coefficient will assume values between 0 and –1. The closer the value is to –1, the stronger the correlation.

Applicants expect that each Conventional Fund’s statistical correlation to the performance of the respective Underlying Index will be .95 or greater and that the performance of each Conventional Fund (excluding the impact of expenses and interest, if any,) will have a tracking error of less than five percent (5%) over the course of a year relative

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to the respective Underlying Index. In addition, Applicants expect that a Leveraged Fund’s statistical correlation to the specified performance multiple of the respective Underlying Index will be .95 or greater and that the performance of each Leveraged Fund (excluding the impact of expenses and interest, if any,) will have a tracking error of less than five percent (5%) over the course of a year relative to a model that reflects the cumulative return for the year of an investment providing returns equal to the specified multiple of the performance of the Fund’s Underlying Index for each Tracking Period during the year. Similarly, Applicants expect that an Inverse Fund’s statistical correlation to the specified multiple of the performance of the respective Underlying Index will be -.95 or greater and that the performance of each Inverse Fund (excluding the impact of expenses and interest, if any) will have a tracking error of less than five percent (5%) over the course of a year relative to a model that reflects the cumulative return for the year of an investment providing returns equal to the specified inverse multiple of the performance of the Fund’s Underlying Index for each Tracking Period during the year.

3.     The Portfolio Investment Methodology

As discussed above, the Adviser will seek to establish investment exposure in each Leveraged and Inverse Fund corresponding to its investment objective based upon a mathematical model, which is based on well-established principles of finance that are used by investment practitioners, including conventional index fund managers (“Portfolio Investment Methodology”).

The Portfolio Investment Methodology is designed to determine, for each such Fund, the portfolio investments needed to achieve its stated investment objective. The Portfolio Investment Methodology takes into account a variety of specified criteria and data (the “Inputs”), the most important of which are: (1) net assets (taking into account creations and redemptions) in each such Fund’s portfolio at the end of each trading day, (2) the amount of required exposure to the Underlying Index and (3) the positions in equity or fixed income securities, Financial Instruments and Money Market Instruments at the beginning of each trading day. The Portfolio Investment Methodology then mathematically dictates the Leveraged or

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Inverse Fund’s end-of-day positions to establish the solution (the “Solution”), which may include equity or fixed income securities, Financial Instruments and Money Market Instruments. The difference between the start-of-day positions and the required end-of-day positions is the actual amount of equity or fixed income securities, Financial Instruments and/or Money Market Instruments that must be bought or sold for the day. The Solution represents the required exposure and, when necessary, is converted into an order or orders to be filled that same day (“T”).

Generally, portfolio trades effected pursuant to the Solution on T are reflected in the NAV on the first Business Day (defined below) after the date the relevant trades are made (“T+1”). For example, trades pursuant to the Solution calculated on a Monday afternoon are executed on behalf of the relevant Fund on Monday; these trades will then be reflected in the NAV for that Fund that is calculated as of 4:00 p.m. on Tuesday. The clearing and settlement process for Fixed Income Funds will vary, and will be as described on pages 42-45 below.

4.     Comparison of Funds to Applicants’ Prior ETFs

There are substantial similarities and some important differences between (a) the Funds, which seek to provide returns equal to a multiple, or an inverse multiple, of the performance of an Underlying Index over the Tracking Period, and (b) Applicants’ (and other) existing ETFs, which seek to provide returns equal to a multiple, or an inverse multiple, of the daily performance of an index (“Daily Beta ETFs”). Such similarities and differences generally relate to the effect of volatility on the return of an investment in the fund, the period for which an investor may hold an investment in each type of fund and the risk of complete loss (of principal) in connection with an investment in each type of fund.

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a.     The Effects of Compounding

Daily Beta ETFs and the Funds are similar in that the returns of such products for a period longer than the goal are impacted – substantially in volatile markets - by the path of the benchmark for such longer period because they reset exposure on a periodic basis in response to gains and losses. In practice, this means that a Daily Beta ETF which seeks to provide 200% of the return of a benchmark on a daily basis should not be expected to provide 200% of the return of the benchmark for a period longer than a day. A Fund which seeks to provide 200% of the return of a benchmark on a monthly basis should not be expected to provide 200% of the return of the benchmark for a period longer than a month. In short, both the Funds and the Daily Beta ETFs will be negatively impacted by volatile markets, but the Funds will be impacted to a lesser extent than the Daily Beta ETFs because the Funds have a longer Tracking Period (i.e., a calendar month, quarter or year rather than a day) and, therefore, will not rebalance their portfolios in response to daily fluctuations (i.e., volatility) in the value of their benchmarks, as the Daily Beta ETFs do. As a result, the Funds will provide, over longer periods of time than Daily Beta ETFs (i.e., over the Tracking Period), returns that are consistent with the exposure (beta) of the Fund to the Underlying Index. Applicants believe that this is a positive feature of the Funds as compared to Daily Beta ETFs.

        b.     Returns for Intra-Month Purchasers

Another difference between the Fund and Daily Beta ETFs relates to the longer Tracking Period of the Funds and the fact that, due to the longer Tracking Period, investors in the Funds may hold Fund ETS for a shorter period of time than the Tracking Period. This is true with respect to Daily Beta ETFs only to the extent that investors can buy and sell such ETFs’ shares on the secondary market throughout the trading day, as can investors in ETS. Investors in

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the Funds’ ETS, however, may also manage their returns by holding for part of, all of or longer than the Tracking Period. An investor in the Funds’ ETS can get more (or less) exposure to the Underlying Index than the Fund is designed to have over the course of the Tracking Period by timing any investment in the Fund to when the exposure of the Fund to the Underlying Index is greater (or less) than the Fund the next day.

Such strategic investing is not possible in connection with Daily Beta ETFs. The investment objective of a Daily Beta ETF is to return a multiple (or inverse multiple) of the performance of an index on a daily basis. In order to achieve this investment objective, the portfolio manager of a Daily Beta ETF reviews the ETF’s portfolio before the start of each trading day and puts on (or takes off) trading positions for the portfolio, as necessary, to ensure that the total net assets of the ETF have the required exposure to the relevant index. For example, for a Daily Beta ETF that seeks to return 200% of the performance of the Russell 3000 Index and at the end of the most recent trading day had total net assets of $1,000,000, the portfolio manager would revise positions in the portfolio to ensure exposure of $2,000,000 to the Russell 3000 Index for the start of business on the next trading day. If, on that next trading day, the Russell 3000 Index declined 5%, at the end of the day the ETF would have market exposure of $1,900,000 and total net assets of $900,000. If the Fund receives $100,000 from subscriptions/sales during the day, and its portfolio manager would revise its positions so that for the start of business on the next trading day the ETF would have exposure to the Russell 3000 Index of $2,000,000, which is 200% of the Fund’s then net assets of $1,000,000. In short, with respect to any Daily Beta ETF, the portfolio manager “resets” the ETF’s portfolio each trading day in order to ensure that the current net assets of the portfolio have the required level of exposure (in our example, 300%) to the relevant index.

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The investment objectives of the Funds and the related investment processes are slightly different. The investment objective of each Fund will be to return a multiple (or an inverse multiple) of the performance of an Underlying Index on a calendar month, calendar quarter or calendar year basis. In order to achieve this investment objective, the portfolio manager of a Fund will review the Fund’s portfolio at the end of each relevant Tracking Period – which, depending on the Fund, will be a calendar month, quarter or year – and the portfolio manager will put on (or take off) trading positions for the portfolio, as necessary, to ensure that the total current net assets of the Fund at that time have the required exposure to the relevant index. In this regard, the portfolio manager will manage the Fund’s portfolio in response to subscriptions/redemptions to ensure that preserve the Tracking Period goals of the Fund.  In practice, this is done by ensuring that the Fund’s exposure on a per dollar and per share basis is the same subscription/redemption as it was prior to the subscription/redemption.

The following example illustrates the investment principles of the preceding paragraph, assuming an Initial 2X Bull Fund with $1,000,000 prior to the opening of trading on the first trading day of the month. The portfolio manager will put on positions that ensure exposure for the Fund of $2,000,000 to the Russell 3000 Index for the start of business for the month. The portfolio manager will manage the Fund’s portfolio in response to subscriptions/redemptions to ensure that preserve the calendar month goals of the Fund.  If, on the first trading day of the month, the Russell 3000 Index declines 5%, at the end of the day the Fund will have total current net assets of $900,000 and exposure of $1,900,000.  At this point, the exposure of the Fund is equal to 211% of its net assets so that subscriptions/redemptions will require portfolio modifications equal to 211% of their amounts. If the Fund has a $100,000 subscription on that day, the portfolio manager will add $211,111 of exposure to the Russell 3000 so that at the start

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of business on the next trading day the Fund has exposure to the Russell 3000 Index of $2,111,111.    At this point, the net assets of the Fund would be $1,000,000, and the benchmark exposure would be $2,111,111, the Fund has market exposure equal to 211% of assets, which is what is the same exposure it had prior to the subscription.  Conversely, if the Fund has a $100,000 redemption on that day, the portfolio manager will decrease exposure by $211,111 of exposure to the Russell 3000 so that at the start of business on the next trading day the Fund has exposure to the Russell 3000 Index of $1,688,889.  With net assets of $800,000, the benchmark exposure would be 211% of net assets, which is what is the same exposure it had prior to the redemption.  In each instance, the portfolio has been managed to ensure that the shareholders who were in from the beginning of the month have not been impacted.

Each of the Initial Funds will have a one-calendar-month Tracking Period and, therefore, are referred to as a “Monthly Beta Fund.” Future Funds may have calendar quarterly or calendar year Tracking Periods and be referred to, respectively, as “Quarterly Beta Funds” or “Annual Beta Funds.” Just as the Monthly Beta Fund described in the example above has a monthly “reset,” Quarterly Beta Funds and Annual Beta Funds will, respectively, have comparable quarterly and annual “resets.”

The “reset” date of each Fund is the date as of which the total net assets of the Fund are measured for purposes of establishing the Fund’s exposure to its Underlying Index. The investment returns of each investor who purchases ETS on or before a Fund’s reset date will be equal to the exposure (i.e., beta) of the Fund to the Underlying Index, minus fees, whether such investor holds for the entire Tracking Period or sells during the Tracking Period. The investment returns of an investor who purchases ETS of a Bull Fund during the Tracking Period will vary from the stated beta of the Fund. Specifically, intra-Tracking Period investors in a

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Fund whose Underlying Index has moved in a direction favorable to the Fund since the start of the Tracking Period will have their investments exposed to less than the stated beta of the Fund. Conversely, intra-Tracking Period investors in a Fund whose Underlying Index has moved in an unfavorable direction since the start of the Tracking Period will have their investments exposed to more than the stated beta of the Fund. The graph below shows the expected exposure (or beta) levels for intra-month purchasers of ETS of the Initial Funds based on various percentage movements the Underlying Index. The four graphs below show the exposure level of an investor who buys, respectively, a 2X Bull Fund, 2X Bear Fund, 3X Bull Fund and 3X Bear Fund subsequent to the Fund’s “reset” date (i.e., after the start of the Tracking Period).

Index Move	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%
Resulting Exposure	267%	243%	225%	211%	200%	191%	183%	177%	171%

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Index Move	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%
Resulting Exposure	-114%	-131%	-150%	-173%	-200%	-233%	-275%	-329%	-400%

Index Move	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%
Resulting Exposure	600%	464%	386%	335%	300%	274%	254%	238%	225%

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Index Move	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%
Resulting Exposure	-150%	-176%	-208%	-248%	-300%	-371%	-471%	-627%	-900%

For each Fund, a mid-Tracking Period investor’s returns will be able to be determined by a particular formula (“Formula”). For the Initial Funds, the investment returns of an investor who purchases ETS of a 2X and 3X Bull Fund during the Tracking Period should be determined by the following Formulas, respectively:

2(1 + monthly return of Underlying Index to date)
1 + (2 * monthly return of Underlying Index to date)

3(1 + monthly return of Underlying Index to date)
1 + (3 * monthly return of Underlying Index to date)

Similarly, for the Initial Funds, the investment returns of an investor who purchases ETS of a 2X and 3X Bear Fund during the Tracking Period should be determined by the following Formulas, respectively:

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-2(1 + monthly return of Underlying Index to date)
1 + (-2 * monthly return of Underlying Index to date)

-3(1 + monthly return of Underlying Index to date)
1 + (-3 * monthly return of Underlying Index to date)

Applicants understand that the returns to be expected from the Funds based on a mid-Tracking Period investment may not be immediately intuitive to investors. Applicants also understand that one of the reasons that daily beta funds, such as the Daily Beta ETFs, have become the standard type of product in the leveraged index space is that, assuming such a fund provides daily liquidity, daily beta funds can generate the same level of returns for all investors.10 Nonetheless, as discussed below on pages 60-62, Applicants believe that certain investors would find the Funds, given their longer Tracking Period, to be more appropriate for their portfolios and better suited to their portfolio management strategies because the Funds will provide longer holding periods for investors, whether they invest on the reset date or after, especially given that the exposure provided by an investment in a Fund after the reset date will be predictable based on (i) the Underlying Index move after the reset date and (ii) the disclosures to be provided by the Fund, as discussed below, which will render the exposure generated by any investment in a Fund transparent to the investor. Accordingly, Applicants would seek to address any potential investor confusion issues by including disclosure (a) in each Fund’s Prospectus regarding the Formula and (b) on the Website and in the IIV File, as well as in the PCF (technology permitting), of the expected exposure (or beta) of an investment in the

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Funds each day during the Fund’s Tracking Period, updated on a daily basis.11 The Initial Funds’ Registration statement will also include the tables set forth in Exhibit B, which are designed to explain to investors the result of holding an investment in the Initial Funds longer than the Tracking Period.

c.     Risk of Loss of Investment Principal

Barring the imposition of the loss limit proposed by Applicants (and described below), Fund investors will be subject to a greater risk of total loss of principal than investors in the Daily Beta ETFs simply because the longer period makes it more possible that the index may move more than the relevant percentage for an absolute loss (50% for a Fund which seeks a 200% return for any period and 33.3% for Fund which seeks a 300% return for any period). In short, an investor in a leveraged (or inverse leveraged) index fund will lose his or her entire investment if the market moves against the fund’s benchmark index (i.e., down for a Bull Fund and up for a Bear Fund) over the course of the fund’s Tracking Period by a certain amount. For a Daily Beta ETF, this means that an investor in an ETF that sought to return 300% of the Russell 3000 Index would lose their entire investment principal if the Russell 3000 Index lost 33 1/3 % or more in the course of a trading day. Similarly, for a Monthly Beta Fund that seeks to return 300% of the Russell 3000 Index, this means that an investor in the Fund would lose their entire investment principal if the Russell 3000 Index lost 33 1/3 % or more in the course of a calendar month. In general, the prospect of an index losing 33% in the course of a day is seen as remote because indexes, by virtue of being composed of many issuers’ securities, are unlikely to

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experience such short-term movements. In a monthly beta scenario, however, such as that posed by the Initial Funds, the prospect of an index breaching the threshold (i.e., moving more than 33% in the course of a month) is less remote.

Because the possibility of complete loss of principal over the Tracking Period is greater for the Funds than for existing Daily Beta ETFs for the reasons described, Applicants propose to seek to cap potential gains and losses for investors in the Funds. Specifically, Applicants propose to invest the Funds in Financial Instruments such that the Funds’ investment returns would not reflect movements of an Underlying Index in excess of 30% or 45%, for a 3X Fund or a 2X Fund, respectively. Rather, the investment returns of the 3X Funds would be limited to reflecting movements of an Underlying Index up to 30%, and the 2X Funds would be limited to reflecting movements of an Underlying Index up to 45%. Accordingly, if a 3X Bull Fund’s Target Index were to gain 35% over the Tracking Period, the Fund would return 90% (i.e., 3*30%) – rather than 105% (i.e., 3*35%) due to the proposed cap. Similarly, if a 2X Bull Fund’s Target Index were to lose 55% over the Tracking Period, the Fund should return -90% (i.e., 2*-45%) – rather than 110% (i.e., 2*-55%) due to the proposed cap. The Adviser will attempt to position each Monthly Beta Fund’s portfolio to ensure that a Fund does not lose more than 90% of its net asset value in a given calendar month, however. The Adviser cannot be assured of its ability to limit Fund’s losses and will make no warranty in that regard. The cost of downside protection will be symmetrical limitations on gains. If the Adviser successfully positions a Fund’s portfolio to provide such limits, a Fund’s portfolio and NAV will not be responsive to movements in its target index beyond of a certain percentage during the Tracking Period, whether that movement is favorable or adverse to the Fund.

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 5.     Description of Investment Techniques

In attempting to achieve its individual investment objectives, a Foreign or Domestic Fund (or Fixed Income Fund) may invest its assets in equity (or fixed income) securities, Money Market Instruments and/or Financial Instruments (collectively, the “Portfolio Investments”). The Inverse Funds may not invest in any of the component securities of their Underlying Indices, but rather hold only Financial Instruments and Money Market Instruments. To the extent applicable, each Fund will comply with the requirements of the Commission and the Commission’s staff regarding “cover” for Financial Instruments and thus may hold a significant portion of its assets in liquid instruments in segregated accounts. In addition, Funds may “sweep” uninvested cash on a short-term basis into repurchase agreements, Money Market Instruments, and deposit accounts.

a.     Futures Contracts

Each Fund may engage in transactions in futures contracts on the Chicago Mercantile Exchange (“CME”) or other exchanges where such contracts trade, and will only purchase and sell futures contracts traded on a U.S. exchange or board of trade. Each Fund intends to comply with the requirements of section 4.5 of the regulations promulgated by the Commodity Futures Trading Commission (“CFTC”), as it may be amended from time to time.

b.     Swap Agreements and Forward Contracts

Each Fund may enter into swap agreements and forward contracts for purposes of attempting to gain exposure to the component securities of its Underlying Index without actually purchasing such securities. The counterparties to the swap agreements and forward contracts will primarily be major broker-dealers, but may also be banks. The creditworthiness of each counterparty candidate is assessed by the Adviser pursuant to guidelines approved by the Trust’s

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Board of Trustees (the “Board” or “Trustees”) and the evaluation of existing counterparties is reviewed periodically. The Trust expects that swap agreements will be structured as total return equity swaps or similar derivatives such as contracts for difference, but notes that such instruments (and its use of them) may change as the derivatives market continues to evolve.

The duration of each swap agreement varies with the counterparty, but is generally 1, 3, 6 or more months. “Resets” may be required upon the occurrence of certain events defined in the swap agreement; when a swap agreement is reset, one counterparty pays the other the amount that is owed under the agreement to that date. Thus, upon each reset, the counterparties place themselves in a position as though the agreement had just been entered into.

c.     Reverse Repurchase Agreements

Each Fund may enter into reverse repurchase agreements with terms of less than one year and will only enter into such agreements with (i) members of the Federal Reserve System, (ii) primary dealers in U.S. government securities or (iii) broker-dealers.

d.     Money Market Instruments

Each Fund may invest in Money Market Instruments in pursuit of its investment objectives, as cover for Financial Instruments, as described above, for liquidity purposes or to earn interest.

e.     Options

Each Fund may invest in options contracts, which are agreements that grant the owner (or holder) the right, but not the obligation, to buy or sell underlying securities or commodities at fixed prices and within particular time frames in the future.

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f.     Caps, Floors and Collars

Funds may invest in caps and floors, which are financial contracts that settle at a predetermined date in the future and are valued by reference to the price of a specified index, security, commodity, interest rate, foreign exchange rate or other financial metric. A “cap”, as its name implies, pays the holder of the contract the greater of (a) the difference between the actual price or value of the reference item and a specified maximum value or cap or (b) zero. A “floor” entitles the contract holder to the greater of (a) the difference between the actual price or value of the reference item and a specified minimum value or floor or (b) zero.

Funds may also enter into a combination of a cap and a floor in an arrangement referred to as a collar. The cap and floor comprising a collar have the same settlement date and pertain to the same underlying index, security, commodity, interest rate, foreign exchange rate or other financial metric.

I.	Exchange Listing of the ETS

   The Trust intends to submit an application to list the ETS on an Exchange. As long as the Trust and any Fund operate in reliance on the requested Order, ETS will be listed on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of ETS. The principal secondary market for the ETS will be the Exchange on which they are primarily listed (the “Primary Listing Exchange”). The Distributor will not maintain a secondary market in ETS. ETS traded on an Exchange will be traded in a manner similar to Prior ETFs and it is expected that one or more Exchange member firms will be designated to act as a specialist (“Exchange Specialist”) or market maker (“Market Maker”) and maintain a market for the ETS trading on the Exchange.

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J.	Sales of ETS

 1.     General

a.     Creation Units
The Trust will offer, issue and sell ETS of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE ordinarily 4:00 p.m. Eastern Time (“E.T.”), on each day that the NYSE is open for business. The Trust will sell and redeem Creation Units of each Fund on any day that a Fund is required to be open under section 22(e) of the Act (each such day, a “Business Day”). Each Fund will always have a fixed number of ETS in a Creation Unit as specified in the Prospectus for such Fund. ETS will always be listed on an Exchange and traded individually in the secondary market in the same manner as other equity securities.

As mentioned above, in order to keep costs low and permit each Fund to be as fully invested as possible, it is expected that ETS of each Fund (with the exception of the Inverse Funds) will be purchased in Creation Units in exchange for the purchaser’s deposit of an In-Kind Payment, as described below. Likewise, to keep costs low and minimize liquidity problems, it is expected that redemptions of Creation Units of ETS of each Fund (except the Inverse Funds) will be made by the Trust in In-Kind Payments, as described below.12

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b.     Transaction Fees

The Trust may impose transaction fees (“Transaction Fees”) in connection with the purchase or redemption of Creation Units. The exact amount of any such Transaction Fees will be determined by the Adviser. The purpose of the Transaction Fees is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses, including operational processing and brokerage costs, associated with establishing and liquidating portfolio positions in connection with the purchase and redemption of Creation Units. Where the Adviser permits an in-kind purchaser to substitute cash in lieu of depositing a portion of the requisite securities comprising the In-Kind Payment, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such securities, including operational processing and brokerage costs (including part or all of the spread between the expected bid and offer side of the market relating to such securities) associated with the recent purchases and sales of the securities, Financial Instruments and Money Market Instruments held by the Fund.

The maximum Transaction Fees, and any variations or waivers thereof, will be fully disclosed in the Prospectus. The method of determining the Transaction Fees and such variations or waivers thereof will be disclosed in the Prospectus or Statement of Additional Information (“SAI”). From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees may be increased, decreased, or otherwise modified. Such changes and variations will be disclosed in an amendment or supplement to the relevant

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Prospectus and/or SAI. In all cases, Transaction Fees will comply with then-existing Commission requirements applicable to management investment companies offering redeemable securities.

c.     Section 12(d)(1) Disclosure

ETS are shares of investment companies and, accordingly, the acquisition of any ETS by an investment company, whether acquired from the Trust or in the secondary market, are subject to the restrictions of section 12(d)(1) of the Act, except as permitted by exemptive relief that permits registered investment companies to invest in a Fund beyond the limits in section 12(d)(1), subject to certain terms and conditions, which may include that the registered investment company enter into an agreement with the Fund regarding the terms of the investment. If required, disclosure to this effect will be made in the Prospectus, as defined below.

2.     Placement of Purchase Orders

The Trust and Distributor will accept orders to purchase Creation Units received by at least three means. First, they will accept orders by U.S. mail, which is received, opened and time-stamped periodically throughout the day. Second, the Trust and Distributor will accept orders to purchase Creation Units through the electronic order system operated by the Transfer Agent (“Order System”). Third, Applicants also will accept telephone and facsimile orders as a third means for submitting purchase orders with respect to ETS. All orders to purchase Creation Units will be required to be received by the Order Cut-Off Time in order to be processed on the same Business Day (the “Transmittal Date”).

The “Order Cut-Off Time” of each Fund is the time at which the Fund calculates its NAV. Each Fund currently intends to calculate its NAV at the close of regular trading on the

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NYSE (ordinarily 4:00 p.m. E.T.). Thus, Order Cut-Off Time of each Fund is currently generally expected to be 4:00 p.m. E.T. The Order Cut-Off Time will be disclosed to Authorized Participants in the Participant Agreement.

The Order Cut-Off Time may be truncated in the case of custom orders. Specifically, the Order Cut-Off Time may be shortened by up to two (2) hours in the case of custom orders and require custom orders to be placed no later than 2:00 p.m. E.T. In addition, on days when the Exchange or bond markets close earlier than normal, the Fixed Income Funds may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. E.T. Like the standard Order Cut-Off Time, exceptions to it, including for custom orders, will be disclosed in the Participant Agreement.

All orders to purchase Creation Units must be placed on a Business Day with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission, or (2) a Participant in DTC, which, in either case, has signed a “Participant Agreement” with the Distributor. The Distributor will furnish to those placing such orders acknowledgement that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form by the Cut-Off Time.13

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Subsequent to the acceptance of an order to purchase a Creation Unit and the receipt of proper payment therefor, the Trust will be instructed to initiate “delivery” of the appropriate number of ETS to the book-entry account specified by the entity placing the order in the manner described below. The Distributor also will be responsible for delivering the Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the acknowledgements of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of ETS. The Distributor may delegate certain administrative tasks to the Administrator.

3.     Payment Requirements

As noted above, payments for purchases of Creation Units of ETS generally will be made by In-Kind Payments, although All-Cash Payments will be accepted in certain cases, including for Inverse Funds. In-Kind Payments will be made by a deposit with the Trust of a “Deposit Basket” that includes (i) Deposit Securities (defined below) and (ii) a Balancing Amount (defined below). A Deposit Basket will generally include a basket of securities (“Deposit Securities”) consisting of some or all of the securities contained in the relevant Underlying Index or other securities selected by the Adviser to correspond to the performance of such index for each Fund. The Index Receipt Agent will make available through the NSCC on each Business Day, prior to the opening of trading on the NYSE (currently 9:30 a.m. E.T.) the list of the names and the required number of shares of each Deposit Security (based on information at the end of the previous Business Day) and the Balancing Amount (defined below) in the Deposit Basket for each Fund.14

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To the extent a Conventional or Leveraged Fixed Income Fund seeks to hold mortgage-backed securities, the Trust intends to substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security that is a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.15

Such Deposit Basket will be applicable, subject to any adjustments as described below, in order to effect purchases of Creation Units of a given Fund until the next Deposit Basket is made available. The Deposit Securities may change frequently or infrequently, and will change from time to time to reflect rebalancing adjustments and corporate action events as well as adjustments to the weighting or composition of the component securities in the relevant Underlying Index. The “Balancing Amount” will be an amount equal to the differential, if any, between the total aggregate market value of the Deposit Securities or Redemption Securities (defined below), and the NAV per Creation Unit next determined.16 The Balancing Amount will

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be paid to or received from the Trust after such Creation Unit has been created and the next NAV has been calculated.

In the case of Inverse Funds, the purchaser will make a cash payment by 12:00 p.m. E.T. on the third Business Day following the date on which the request was accepted by the Distributor (“T+3”). Purchasers must satisfy certain creditworthiness criteria established by the Adviser and approved by the Board, as provided in the Participant Agreement between the Trust and Authorized Participants.

The Deposit Securities and Redemption Securities of each Fixed Income Fund will settle via free delivery through the Federal Reserve System for U.S. government securities and cash; through DTC or the CNS System17 for U.S. corporate and non-corporate fixed income securities (including municipal bonds but excluding U.S. government bonds); and Euroclear, or other foreign settlement system for non-U.S. fixed income securities. The ETS will settle through DTC. The Custodian will monitor the movement of the Deposit Securities and will instruct the movement of the ETS only upon validation that the Deposit Securities have settled correctly or that required collateral is in place.

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As with the settlement of domestic ETF transactions outside of the CNS System, (i) ETS of the Fixed Income Funds and U.S. corporate and non-corporate bonds (including municipal bonds but excluding U.S. government bonds) will generally clear and settle through DTC, (ii) non-U.S. corporate and non-corporate bonds will clear and settle through Euroclear or another foreign clearance and settlement system, and (iii) U.S. government securities and cash will clear and settle through the Federal Reserve System. More specifically, creation transactions will generally settle as follows: on settlement date (T + 3) (as defined below) an Authorized Participant will transfer Deposit Securities that are U.S. corporate and non-corporate bonds (including municipal bonds) (other than U.S. government securities) through DTC to a DTC account maintained by the Custodian, Deposit Securities that are non-U.S. fixed income securities through Euroclear, or other foreign settlement system, to an account maintained by the Custodian or sub-custodian, and Deposit Securities that are U.S. government securities, together with any Cash Component, to the Custodian through the Federal Reserve System. Once the Custodian has verified the receipt of all the Deposit Securities (or in the case of failed delivery of one or more bonds, collateral in the amount of 105% or more of the missing Deposit Securities, which will be marked to market each day the failed delivery remains undelivered) and the receipt of any Cash Component, the Custodian will notify the Distributor and the Adviser. The Fixed Income Fund will issue Creation Units of ETS and the Custodian will deliver the ETS to the Authorized Participants through DTC. DTC will then credit the Authorized Participant’s DTC account. The clearance and settlement of redemption transaction essentially reverses the process described above. After a Fixed Income Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the Fixed Income Fund will cause the Custodian to initiate procedures to transfer the requisite Redemption

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Securities and any Cash Redemption Amount. On T + 3, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Redemption Securities that are corporate and non-corporate bonds (including municipal bonds but excluding U.S. government bonds) to the Authorized Participant through DTC, non-U.S. corporate and non-corporate bonds to the Authorized Participant through Euroclear or another foreign clearance and settlement system, and Fixed Income Securities that are U.S. government securities, together with any Cash Redemption Amount through the Federal Reserve System.

ETS of each Fixed Income Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. With respect to domestic equity-based ETFs using the CNS System, Creation Units are deposited or charged to each Authorized Participant’s DTC account through the CNS System. Since creation/redemption transaction for ETS of the Fixed Income Funds will generally not clear and settle through the CNS System, the failed delivery of one or more Deposit Securities (on a creation) or one or more Redemption Securities (on a redemption) will not be facilitated by the CNS System. Therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Securities in connection with an “in-kind” creation of ETS. In case of a failed delivery of one or more Deposit Securities, the Fixed Income Funds will hold the collateral until the delivery of such Deposit Security. The Fixed Income Funds will be protected from failure to receive the Deposit Securities because the Custodian will not effect the Fixed

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Income Fund’s side of the transaction (the issuance of ETS) until the Custodian has received confirmation of receipt of the Authorized Participant’s incoming Deposit Securities (or collateral for failed Deposit Securities) and Cash Component. In the case of redemption transaction, the Fixed Income Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Fixed Income Fund’s side of the transaction (the delivery of Redemption Securities and the Cash Redemption Amount) until the Fixed Income Fund’s transfer agent has received confirmation of receipt of the Authorized Participant’s incoming Creation Units. In order to simplify the transfer agency process and align the settlement of ETS with the settlement of the Deposit Securities and Redemption Securities, the Fixed Income Funds plan to settle transaction in U.S. government securities, corporate bonds and non-corporate bonds (other than U.S. government securities) and ETS on the same T + 3 settlement cycle.

Applicants do not believe that the clearing and settlement process will affect the arbitrage of ETS of the Fixed Income Funds.18

4.     Placement of Creation Unit Purchase Orders

Creation Units may only be purchased by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. An Authorized Participant is not required to be a member of an Exchange.

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Authorized Participants making an In-Kind Payment for Creation Units of ETS must either: (1) initiate instructions pertaining to Deposit Baskets through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of ETS (such process being referred to herein as the “ETS Clearing Process”) or (2) deliver Deposit Baskets to the Trust through the facilities of DTC (i.e., outside the ETS Clearing Process).

Authorized Participants making an All-Cash Payment must plainly state that fact in the order form. The entire required payment must be transferred directly to the Trust through the Fed-Wire system or otherwise in the manner set forth in the Participant Agreement, by the specified time on the third Business Day following the Transmittal Date.

5.     Rejection of Purchase Orders for Creation Units of ETS

Upon the deposit of the Deposit Basket or the All-Cash Payment, in either case with the applicable Transaction Fee, the Creation Unit(s) of ETS will be delivered to purchaser(s). As noted above, the Trust or Distributor may reject any order to purchase Creation Units that is not submitted in proper form by 4:00 p.m. E.T. on the Transmittal Date. The Prospectus or SAI of each Fund will disclose other grounds for rejection of purchase orders.

K.	Pricing of ETS

The secondary market price of ETS trading on an Exchange will be based on a current bid/offer market. The secondary market price of ETS of any Fund, like the price of all traded securities, will be determined by supply and demand and will be affected by the current value of the Portfolio Investments held by such Fund. In addition, ETS will be available for purchase or sale on an intraday basis on an Exchange at prices that will not have a fixed

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relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such ETS.

No secondary sales will be made to brokers or dealers at a concession by the Distributor or by the Trust. Purchases and sales of ETS on an Exchange by an investor will be subject to customary brokerage fees or commissions and charges levied by the investor’s broker-dealer.

Applicants believe that the existence of a continuous trading market on an Exchange for ETS, together with the publication by the Exchange of the current Indicative Intra-Day Value (“IIV”) of each Fund, will be features of the Trust particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of ETS.

Applicants note that the pricing of ETS by means of bids and offers on an exchange in the secondary market is no longer novel. Applicants are aware of the marketing success of the Prior ETFs, the individual securities of which are traded on an Exchange, but which also permit on a continuous basis the creation and redemption of specified aggregations of such individual securities. Shares of Prior ETFs based on indices generally have traded close to their respective NAVs since trading of such shares commenced. Applicants believe that the Funds will experience similar trading patterns. It is apparent to Applicants that an exchange-traded open-end investment company which provides a daily redemption feature affords significant possible benefits for certain types of investors.

L.	Redemption

   Beneficial Owners of ETS may sell their ETS in the secondary market, but must accumulate enough ETS to constitute a Creation Unit in order to redeem through the Distributor, which will act as the Trust’s agent for redemption. Redemption orders must be placed by, or

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through, an Authorized Participant. Creation Units of each Fund will be redeemable at their NAV per ETS next determined after receipt of a request for redemption in good order. The Trust will have, pursuant to its organizational documents, the right to make redemption payments in respect of ETS of a Fund by In-Kind Payments, All-Cash Payments, or a combination of each, provided the value of each redemption payment equals the NAV per Creation Unit of ETS of such Fund. Applicants currently contemplate that Creation Units of each Fund (except the Inverse Funds) generally will be redeemed by In-Kind Payments, as discussed below. However, in certain cases, such as where it is not possible to effect delivery of all or some of the Redemption Securities, a Fund may redeem partially or wholly in cash.

Except with respect to certain Foreign Funds (as discussed below), consistent with the provisions of section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except at the following times: (1) any period during which the NYSE is closed other than customary weekend and holiday closings; (2) any period during which trading on the NYSE is suspended or restricted; (3) any period during which an emergency exists as a result of which disposal of the Portfolio Investments is not practicable or it is not reasonably practicable fairly to determine the value of the Portfolio Investments; or (4) in such other circumstance as is permitted by the Commission.

Subject to the foregoing, Creation Units of any Fund, other than an Inverse Fund, will generally be redeemable on any Business Day in exchange for an In-Kind Payment, which will be comprised of the Redemption Securities and the Balancing Amount in effect on the date a request for redemption is made, minus any Transaction Fee.19 The Index Receipt Agent, on the

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Trust’s behalf, will publish daily the Redemption Securities.20 In some instances, the Deposit Securities may differ slightly from the Redemption Securities because the Redemption Securities identify the portfolio securities currently held in a Fund’s portfolio and the Deposit Securities identify securities to be added to the portfolio.21 The Trust will transfer the securities comprising the In-Kind Payment plus any Balancing Amount owed to the redeeming Beneficial Owner no later than the third Business Day next following the date on which request for redemption is made.

The Conventional Funds and Leveraged Funds will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that such securities are sold in transactions that would be exempt from registration under the Securities Act of 1933 (“Securities Act”). As a general matter, the Deposit Securities and the Redemption Securities will correspond pro rata to the securities held by each Conventional Fund and Leveraged Fund. In some cases, because it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, there may be minor differences between a basket of Deposit Securities or Redemption Securities and a true

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pro rata slice of a Fixed Income Fund’s portfolio. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Fixed Income Funds will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities. The prospectus for the Fixed Income Funds will also state that “An Authorized Participant that is not a Qualified Institutional Buyer (“QIB”) as defined in Rule 144A under the Securities Act of 1933 will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A.”

Creation Units of Inverse Funds will be redeemable for an All-Cash Payment. Redemptions will occur through procedures that are analogous (in reverse) to those for purchases. The Trust and Distributor will accept redemptions of Creation Units received by at least three means. First, they will accept redemptions by U.S. mail, which is received, opened and time-stamped prior to the Order Cut-Off Time on each Business Day. Second, the Trust and Distributor will accept redemptions of Creation Units through the Order System operated by the Transfer Agent. Third, Applicants will accept telephone and facsimile redemptions with respect to ETS. All requests to redeem Creation Units will be required to be received by the Order Cut-Off Time in order to be processed on the Transmittal Date.

The Order Cut-Off Time for redemptions may be truncated in the case of custom requests for redemption. Specifically, the Order Cut-Off Time may be shortened by up to two (2) hours in the case of custom requests, requiring them to be placed no later than 2:00 p.m. E.T. In addition, on days when the Exchange or bond markets close earlier than normal, the Fixed Income Funds may require requests for custom redemptions of Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market

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occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom redemptions is expected to be no later than 11:00 a.m. E.T. Like the standard Order Cut-Off Time, exceptions to it, including for custom redemption requests, will be disclosed in the Participant Agreement.

All requests for redemption are subject to acceptance by the Trust and must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of ETS of the relevant Fund, which delivery must be made to the Trust through, or outside, the ETS Clearing Process, according to the procedures set forth in the Participant Agreement. If a request for redemption is rejected by the Trust, the Trust will so notify the redeemer, which would have to re-submit the request in good order. Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement. An entity redeeming ETS in Creation Units outside the ETS Clearing Process or through an All-Cash Payment may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the ETS Clearing Process, calculated in the manner as disclosed in the Prospectus and/or SAI.

M.	Dividend Reinvestment Service

The Trust will not make the DTC book-entry Dividend Reinvestment Service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a dividend reinvestment service available to their clients. The SAI will inform investors of this fact and direct interested investors to contact such investor’s broker to ascertain the availability and a description of such a service through such broker.

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N.	Shareholder Transaction and Distribution Expenses

  No sales charges for purchases of Creation Units are anticipated to be imposed by any Fund. As indicated above, each Fund may impose a Transaction Fee on those investors purchasing and redeeming Creation Units of its ETS. Investors purchasing and selling ETS in the secondary market may incur customary brokerage commissions. The Trustees have adopted a “12b-1 Plan” for each Fund in accordance with Rule 12b-1 under the Act. The fees payable under the 12b-1 Plan may differ by Fund. The amount of the 12b-1 Plan fee for each Fund will be disclosed in its Prospectus.

O.	Shareholder Reports

   The Trust will furnish to DTC Participants for distribution to Beneficial Owners (a) the required notifications with respect to each distribution and (b) an annual notification as to the tax status of such Fund’s distributions. The Trust will also distribute its semi-annual report and its annual report containing audited financial statements to Beneficial Owners through DTC and DTC Participants.

P.	Sales and Marketing Materials

   The materials describing ETS will not make references to redeemability of such ETS. In all marketing materials where the features or method of obtaining, buying or selling Creation Units are described, or where there is reference to redeemability, there will be a prominent statement or statements to the effect that (i) individual ETS trading on an Exchange are not individually redeemable and that owners of ETS may acquire and tender such ETS for redemption to the Trust in Creation Units only and (ii) the purchase price and sale price of individual ETS trading on an Exchange may be below, at, or above the most recently calculated NAV for such ETS. Neither the Trust nor any Fund will be advertised, marketed, or otherwise

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held out as a traditional open-end investment company or a mutual fund. The same approach will be followed in connection with shareholder reports and other investor education materials issued or circulated in connection with the ETS.

Q.	Availability of Information Regarding Funds, Underlying Indices and ETS

1.     General.

The daily NAV for each Fund will be calculated and disseminated publicly each Business Day.

a.     Information Provided to Authorized Participants

All Authorized Participants may access the following information. Those Authorized Participants that are not also NSCC members may have to either join NSCC or obtain the portfolio composition file (“PCF”) from a third-party data vendor.

(1)     Conventional and Leveraged Funds

At the end of each Business Day, the Trust will prepare the next day’s Deposit Basket and the Redemption Basket for Conventional Funds and Leveraged Funds and send this information to the Index Receipt Agent. The same evening, the Index Receipt Agent will add to this the cash information effective as of the close of business on that Business Day and create a PCF for each Fund, which it will transmit to NSCC before the start of the next Business Day. The information in the PCF will be available to all NSCC members and sufficient for them to calculate the IIV for Conventional Funds during the next Business Day and will be the basis for the next day’s NAV calculation.22

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(2)     Inverse Funds and Leveraged Funds

The NSCC’s system for the receipt and dissemination to its participants of the PCF was designed for portfolios consisting entirely of equity or fixed income securities, cash and Money Market Instruments. As a result, it is not currently capable of processing information with respect to Financial Instruments, although Applicants expect that it may become so in the future. Therefore, the Adviser has developed what it calls an “IIV File”, which it will use to disclose Funds’ holdings of Financial Instruments until such time (or perhaps longer, if the Trust deems it advisable) as the NSCC’s PCF system can process information regarding Financial Instruments. The Trust, Adviser or Index Receipt Agent, on the Trust’s behalf, will post the IIV File to a password-protected website before the opening of business on each Business Day, and all Authorized Participants will have access to the password and the website containing the IIV File.23 The IIV File will contain, for each Inverse Fund and each Leveraged Fund, as relevant, information sufficient by itself or in connection with the PCF for market participants to calculate a Fund’s IIV and effectively arbitrage the Fund. For example, the following information would be provided in the IIV File for a Leveraged Fund holding swaps, futures contracts and equity securities: (A) the total value of the equity securities held by such Fund, (B) the notional value of the swaps held by such Fund (together with an indication of the index on which such swap is based and whether the Fund’s position is long or short), (C) the most recent valuation of the swaps held by the Fund, (D) the notional value of any futures contracts (together with an indication of the index on which such contract is based, whether the Fund’s position is long or short and the contract’s expiration date), (E) the number of futures contracts held by the Fund

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(together with an indication of the index on which such contract is based, whether the Fund’s position is long or short and the contract’s expiration date), (F) the most recent valuation of the futures contracts held by the Fund, (G) the Fund’s total assets and total shares outstanding, and (H) a “net other assets” figure reflecting expenses and income of the Fund to be accrued during and through the following Business Day and accumulated gains or losses on the Fund’s Financial Instruments through the end of the Business Day immediately preceding the publication of the IIV File. The IIV File for a Leveraged Fund or Inverse Fund holding collars, caps, reverse repurchase agreements or other Financial Instruments would contain analogous information for such instruments. To the extent that any Leveraged Fund or Inverse Fund holds cash or Money Market Instruments about which information is not available in a PCF, information regarding such cash and Money Market Instrument positions will also be disclosed in the IIV File for such Fund.

The information in the IIV File, either alone or together with the information on securities contained in the PCF, which will be prepared at the end of each Business Day, will be sufficient for calculation of IIV for Leveraged Funds on the next Business Day. The IIV File, together with the applicable information in the PCF in the case of Leveraged Funds, will also be the basis for the next Business Day’s NAV calculation.

Under normal circumstances, there will be no Deposit Securities or Redemption Securities for Inverse Funds, which will be created and redeemed entirely for cash. The IIV File published before the open of business on a Business Day will, however, permit NSCC participants to calculate the IIV of each Inverse Fund, as well as the amount of cash required to create a Creation Unit and to be paid upon redemption of a Creation Unit for an Inverse Fund on that Business Day.

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b.     Information Provided to General Public

In addition, the Trust (or Adviser or Index Receipt Agent, on the Trust’s behalf,) will make publicly available the portfolio holdings of each Fund.24 The full portfolio holdings of each Fund will be disclosed on the website of the Trust and/or the Primary Listing Exchange (“Website”). This Website disclosure of portfolio holdings will be made and updated daily and will include, as applicable, the names and number of shares held of each security, the specific types and characteristics of each Financial Instrument, similar information on Money Market Instruments and cash in the Fund’s portfolio.25 The portfolio holdings information made available on the Website on each Business Day will form the basis for the relevant Fund’s NAV calculation as of 4:00 pm E.T. on that Business Day and will reflect portfolio trades made on the immediately preceding Business Day. The Trust or the Primary Listing Exchange will also calculate and publish the IIV and the current updated value of each Underlying Index every 15 seconds throughout the trading day, if such information about the Underlying Index is not already available from another organization authorized by the relevant Underlying Index Provider, except Underlying Fixed Income Indices will only be calculated and published once per day, not every 15 seconds throughout the day.

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With respect to each type of Financial Instrument held by a Fund, Applicants expect the following to be disclosed on the Website: a description of the Financial Instrument; a statement as to whether the Fund’s position in the Financial Instrument is long or short; the most recent closing or other value of the Financial Instrument; the number of such Financial Instruments held; and the aggregate notional value of such Financial Instrument.

2.     IIV

The IIV is designed to provide investors with a reference value which can be used in connection with other related market information. Applicants believe that the Primary Listing Exchange will disseminate, every 15 seconds, during regular trading hours, through the facilities of the Consolidated Tape Association, the IIV for each Fund, on a per ETS basis.26
The Primary Listing Exchange will calculate the IIV for each Fund in the manner discussed below. The Primary Listing Exchange will not guarantee the accuracy or completeness of the IIV. Neither the Trust, nor the Trustees or Adviser is responsible for the calculation or dissemination of the IIV; and therefore, they make no warranty as to its accuracy, or its usefulness to traders of ETS.

a.     IIV Calculation for Conventional Funds.

The Primary Listing Exchange will calculate the IIV throughout the trading day for each Conventional Fund by (i) calculating the current value of the Deposit Basket based on the last sale prices, (ii) calculating the estimated amount of cash and/or Money Market Instruments per Creation Unit held in the Fund’s portfolio (“Estimated Cash”), (iii) adding the

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foregoing two amounts together to arrive at a value, and then (iv) dividing the resulting value by the number of ETS outstanding in order to obtain the IIV.

b.     IIV Calculation for Leveraged Funds.

The Primary Listing Exchange will calculate the IIV throughout the trading day for each Leveraged Fund by (i) calculating the current value of all securities held by the Fund, (ii) calculating the Estimated Cash, (iii) calculating the marked-to-market gains or losses from the Fund’s total return equity swap exposure based on the Underlying Index percentage change, the swap costs determined by the daily imbedded weighted interest rate and the notional value of the swap contracts, if any, (iv) calculating the marked-to-market gains or losses of the futures contracts and other Financial Instruments held by the Fund, if any, (v) adding the current value of equity securities, the Estimated Cash, the marked-to-market gains/losses from swaps and the futures contracts and other Financial Instruments, to arrive at a value and (vi) dividing that value by the total ETS outstanding to obtain the IIV.

c.     IIV Calculation for Inverse Funds.

 The Primary Listing Exchange will calculate the IIV throughout the trading day for each such Fund by (i) calculating the Estimated Cash, (ii) calculating the marked-to-market gains/losses of swaps, futures and other Financial Instruments held by the Fund in the manner described above, (iii) adding the Estimated Cash and the marked-to-market gains or losses of the Financial Instruments to arrive at a value and (iv) dividing that value by the total ETS outstanding to obtain the IIV.

 3.     Underlying Index Value.

Applicants understand that the value of each Underlying Domestic Index and Underlying Foreign Index will be updated intra-day on a real time basis as its individual

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component securities change in price. These intra-day values of each Underlying Index will be disseminated every 15 seconds throughout the trading day by the Primary Listing Exchange or another organization authorized by the relevant Underlying Index Provider. The Underlying Fixed Income Indices for the Fixed Income Funds are calculated and published once a day, not every 15 seconds during the day.

4.     Additional Information and Data.

In addition, for all Funds, the Trust expects to maintain a Website, which will display the Prospectus, the SAI, and quantitative information that is updated on a daily basis, including daily trading volume, closing price, and closing NAV. Also, the Primary Listing Exchange intends to disseminate a variety of data with respect to ETS on a daily basis by means of CTA and CQ High Speed Lines, including the NAV and the number of ETS outstanding as of the previous day’s close.

The previous day’s closing price of the securities in each Deposit Basket will be readily available from, as applicable, the relevant Exchange, automated quotation systems, publications, on-line information services such as Quotron, Bloomberg or Reuters, or other public sources. Similarly, the previous day’s closing price and volume of ETS will be published daily in the financial sections of many newspapers. In addition, secondary market prices and volume of ETS will be available on a real time basis throughout the trading day. Applicants expect, given the history of the Prior ETFs, that ETS will be followed by stock market and mutual fund professionals as well as investment advisers who will offer their analysis of why investors should purchase, hold, or sell ETS. Exchange listing of ETS should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

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R.	Procedure by Which ETS Will Reach Investors

1.     Categories of Interested Investors

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of one or more Funds, including institutional investors, arbitrageurs, traders and other market participants. First, institutional investors, including traders, may wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. Second, arbitrageurs, who stand ready to take advantage of any slight premium or discount in the market price of a Fund’s ETS on the Exchange versus the Fund’s NAV, may seek to transact in Creation Units. Applicants do not expect that arbitrageurs will hold positions in ETS for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market in ETS, as well as keep the market price of ETS close to their NAV. Third, Exchange Specialists and Market Makers, acting in the role of providing a fair and orderly secondary market for the ETS, may from time to time find it appropriate to purchase or redeem Creation Units of ETS in connection with their market-making activities. In the above examples, those who purchase ETS in Creation Units may hold those ETS or may at a later time sell such ETS into the secondary market.

Applicants believe that there is also a significant segment of institutional and retail investors interested in buying and selling market basket index securities on an intra-day, short term or long-term basis. Applicants therefore expect that secondary market purchasers of ETS will include both institutional and retail investors for whom ETS provide a useful, retail-

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priced, exchange-traded mechanism that provides leverage and risk limited to the amount invested and/or allows for hedging or gaining “short” exposure. Market participants of all types, including institutional and retail investors, financial advisers and portfolio managers, have expressed interest in the availability of a product that would help them manage their exposure to market risk on a low-cost basis and with the risk of loss limited to the amount of their initial investment.

The Adviser’s experience with its existing ETFs, which are managed to track the performance of underlying indexes on a daily basis, is that retail investors who invest in such funds tend to be fairly active (as opposed to buy-and-hold) investors. The daily tracking feature (vis-à-vis an underlying index) of the existing ETFs appeals to such active investors because such investors monitor their portfolio and, if deemed by them to be appropriate, trade for their portfolio on a daily basis. Other investors who monitor and trade their portfolio on a regular – but not daily – basis have expressed interest in using the Funds, including to obtain gains or hedge a portfolio in anticipation of a declining market and to manage market risks through the use of a combination of Applicants’ ETFs, but have told Applicants that they do not use the existing ETFs because of their daily tracking feature. Specifically, such investors have told Applicants that ETFs with a monthly, quarterly or annual tracking feature would appeal to them and be more appropriate for their portfolios.

In developing the Initial Funds, Applicants have considered this input from the market. Applicants, have also considered traditional index-based mutual funds that, like certain Future Funds may do, track the performance (or a multiple or inverse multiple of the performance) of an index on an annualized basis. Applicants have concluded that the Funds - - because they will track an index on a longer-term basis - - will be more familiar, and appeal

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more, to the greater majority of retail investors. As a direct result thereof, Applicants believe that the Funds will be more widely used by retail investors than the Prior EFTs are, and that more retail investors will consequently reap the benefits of the ETF structure, including its relatively low costs.

As discussed above, certain Funds intend to use Financial Instruments and investment techniques to help achieve their required exposure to their relevant Underlying Index. Applicants believe that the use of such Financial Instruments and investment techniques will neither alter the arbitrage opportunities nor inhibit arbitrage activity. The Adviser expects that the arbitrageurs and other institutional investors will take advantage of premiums or discounts in the market price of ETS as described above, just as such entities now do in connection with the shares of the Prior ETFs. The Adviser believes that the PCF and/or the IIV will continue to provide all of the data necessary to facilitate trading and/or investment by such institutional investors.

Shares of ETFs trade via unlisted trading privileges (“UTP”) on the NYSE and various regional exchanges. Thus, in addition to the Exchange Specialists, persons seeking liquidity for transactions in ETF shares have numerous options. These participants, including electronic communications networks (“ECNs”), are expected to be active in the trading of ETS.

Furthermore, the liquidity in ETFs, unlike traditional equity securities, is not derived solely from market participants and their willingness to transact in a particular ETF, but also from the liquidity in the portfolio securities held by such ETF. Therefore, as long as Authorized Participants are able to deliver or receive the securities and/or cash in exchange for Creation Units, there will be liquidity in the ETS as a result of the arbitrage opportunities discussed above. No Exchange Specialist or Market Maker will be an affiliated person, within

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the meaning of section 2(a)(3) of the Act, of a Fund, promoter, or principal underwriter of a Fund, or an affiliated person of such persons, except under sections 2(a)(3)(A) or 2(a)(3)(C) of the Act due to ownership of ETS.

2.     The Prospectus

The primary disclosure document with respect to the ETS will be the Prospectus. As with all investment company securities, the purchase of ETS in Creation Units will be accompanied or preceded by a statutory Prospectus. In addition, a statutory Prospectus will accompany each secondary market sale of the ETS.

The Prospectus will make clear that ETS may be bought from a Fund only in Creation Units and redeemed with a Fund only if tendered in Creation Units, and will contain an explanation of the procedures for purchasing and redeeming Creation Units in appropriate detail. It will note that an investor may incur brokerage costs in purchasing enough ETS to constitute a Creation Unit. The Prospectus also will disclose certain legal risks that are unique to persons purchasing Creation Units from a Fund.

Each Prospectus will state that, while Creation Units of ETS may be redeemed, brokerage and other costs are expected to be associated with aggregating a sufficient number of ETS to redeem them in a Creation Unit. Further, each Prospectus will indicate the estimated cost of a Creation Unit of each Fund (based on the NAV of the ETS as of a recent date) and will refer the potential investor to the SAI for further information. After the ETS have traded for twelve months or more, the Prospectus and any advertising or sales literature relating to ETS may provide supplementary information on market premiums or discounts relative to the NAV of an ETS; this information will enable present and prospective investors of ETS to evaluate the relative desirability of the ETS’ continuous intra-day marketability.

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With respect to disclosure in the Prospectus concerning the non-redeemability of ETS, the Trust and the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast the Trust or a Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used in the Prospectus only to the extent required by Form N-lA or other securities law requirements and this phrase will not be included on the Prospectus cover page or summary; (3) the cover page of the Prospectus and summary will include a distinct paragraph or paragraphs setting forth the fact that ETS will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (4) the Prospectus will disclose that the owners of ETS may acquire those ETS from a Fund, and tender those ETS for redemption to the Fund, in Creation Units only and (5) the Prospectus will clearly disclose that individual ETS prices in the secondary market may be below, above, or at the most recently calculated NAV. All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or ETS traded on the Exchange, or refer to redeemability, will prominently disclose that ETS are not individually redeemable shares and will disclose that the owners of ETS may acquire those ETS from the Fund, or tender such ETS for redemption to the Fund in Creation Units only. The same approach will be followed in connection with the SAI, Shareholder Reports and investor educational materials issued or circulated in connection with the ETS.

The Prospectus will disclose prominently that while close tracking of a Leveraged Fund or Inverse Fund to a multiple of its respective Underlying Index should be achieved over the relevant Tracking Period (of, as applicable, a month, quarter or year), for any interim period (e.g., a day) or extended period (i.e., any period longer than the Tracking Period) the percentage increase (or decrease) in the NAV of the Leveraged Fund or Inverse Fund will diverge, and may

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diverge significantly, from the percentage increase or decrease in the multiple or inverse multiple of the return of the Underlying Index due to the use of leverage by the Fund and the compounding effect of losses and gains on the returns of the Leveraged Fund or Inverse Fund (“Correlation Risk”). The Prospectus and SAI will provide examples of how Correlation Risk could affect the returns of Leveraged and Inverse Funds.

The Prospectus will also indicate that the proposed method by which ETS will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses for the Prior ETFs. Because, as described above, ETS in Creation Units will be offered continuously to the public at any point during the life of the relevant Fund, a “distribution”, as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. The Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and may provide examples of activities that could lead to categorization as an underwriter. For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into constituent ETS, and sells ETS directly to its customers; or, if it chooses to couple the purchase of a supply of new ETS with an active selling effort involving solicitation of secondary market demand for ETS, a broker-dealer firm and/or its client may be deemed a statutory underwriter. The Prospectus will also state that dealers who are not “underwriters,” but are participating in a

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distribution (as contrasted to ordinary secondary market trading), and thus dealing with ETS that are part of an “unsold allotment” within the meaning of section 4(3)(c) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by section 4(3) of the Securities Act.27

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of the Prospectus and SAI may be obtained through the Distributor. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided to each secondary market purchaser of ETS. The Funds will provide copies of its Shareholder Reports to DTC Participants for distribution to Beneficial Owners. The above policies and format will also be followed in all reports to Beneficial Owners. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver the Prospectus and SAI for each Fund to the relevant Exchange, where they will be available for review by investors.

III.           In Support of the Application

A.	Summary of the Application

Applicants seek an order from the Commission (1) permitting the Trust as an open-end investment company to issue ETS that are redeemable in large aggregations only (exemption from sections 2(a)(32) and 5(a)(1)); (2) permitting secondary market transactions in

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ETS at negotiated prices, rather than at the current offering price described in the Prospectus (exemptions from section 22(d) and Rule 22c-1); (3) permitting certain Foreign Funds to pay redemption proceeds more than seven days after ETS are tendered for redemption; (4) pursuant to sections 6(c) and 17(b), permitting certain affiliated persons of the Trust to deposit securities into, and receive securities from, the Trust in connection with the In-Kind Payments for the purchase and redemption of Creation Units (exemption from sections 17(a)(1) and 17(a)(2)); all are more fully set forth below.

The exemptive relief specified below is requested pursuant to section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that ETS will afford the following significant benefits in the public interest: increased investment opportunities, which should encourage diversified investment; in the case of individual ETS of each Fund, a low-cost market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only their once-daily NAV price; a vehicle that would track the selected Underlying Indices (or a stated multiple thereof) more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; a security that should be freely available in response to market demand; competition for comparable products available in the U.S. market; increased capital in the U.S. equity market; enhanced liquidity; efficiency of trading in basket instruments based on the Underlying Indices, whether in real or synthetic form; and, in the case

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of certain Funds, a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds. As such, Applicants believe the ETS of the Trust are appropriate for exemptive relief under section 6(c).

With respect to the exemptive relief specified below regarding section 17(a)(1) and 17(a)(2), relief is also requested pursuant to section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned. . . and the proposed transaction is consistent with the general purposes of [the Act].

The In-Kind Payment for both the sale and redemption of Creation Units of each Conventional and Leveraged Fund will be made on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units will be sold and redeemed by the Trust at their next-calculated NAV. The Deposit Basket for one or more Creation Units will be based on a standard applicable to all and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received in connection with the In-Kind Payments for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Act’s policies and those of the Trust and the Funds; and are consistent with the general purposes of the Act.

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Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. The exemptions and Order requested are also substantially similar to those granted to the Prior ETFs.

B.	Market-Basket Products

   ETS would allow investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend.

C.	ETS as a Market-Basket Alternative

  Traditional open-end index mutual funds do not provide investors the ability to trade at any time during the day. ETS will be listed on an Exchange and will trade throughout the Exchange trading hours. Also, the price at which ETS trade will be disciplined by arbitrage opportunities. This creation and redemption feature should prevent ETS from trading at a material discount or premium in relation to the Fund’s NAV. The ability to purchase and redeem ETS in Creation Units also means that ETS prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

D.	Leverage and Portfolio Management Techniques Available Through ETS

ETS will also offer investors and financial professionals the opportunity to experience “leveraged” investment results as well as the ability to manage their exposure to market risk on a low-cost basis and with risk of loss limited to the amount of the initial

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investment. For example, investors may seek returns equal to triple the performance of one or more Underlying Indices over the Tracking Period through investment in ETS of certain Initial Funds. Other investors interested in obtaining gains, or hedging a portfolio, in anticipation of a declining market over the Tracking Period, may do so by investing in ETS of Funds that seek to increase in value when the relevant markets and corresponding Underlying Indices decline. In such cases, investors purchasing ETS even taking into account brokerage commissions, would typically pay a smaller dollar amount than would otherwise be required to achieve such a result, and would benefit from the lower costs realized by the Funds in acquiring securities due to the Funds’ institutional brokerage relationships.

Based on the foregoing, Applicants request the exemptions set forth below.

IV.     Request for Relief

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

   Section 5(a)(1) of the Act defines an “open-end company” as a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer. The term “redeemable security” is defined in section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer . . . is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the ETS could be viewed as satisfying the section 2(a)(32) definition of a redeemable security and, consequently, the Trust could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. ETS are securities “under the terms of which” an owner may receive his

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proportionate share of the issuing Funds’ current net assets. The unusual aspect of ETS is that holders of such shares are entitled to redeem only when they are tendered in a Creation Unit. Because the redeemable Creation Unit can be unbundled into individual ETS that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act are met. In light of this possible analysis, Applicants request an order to permit the Trust to register as an open-end management investment company and issue individual ETS of Funds that are redeemable only in Creation Units as described herein.

Creation Units will always be redeemable from the Trust in accordance with the provisions of the Act. Each investor is entitled to purchase or redeem Creation Units rather than trade individual ETS of a Fund in the secondary market, and tender the resulting Creation Unit for redemption. In certain cases, however, the brokerage costs incurred to obtain the necessary number of individual ETS for accumulation into a Creation Unit may outweigh the benefits of redemption. Moreover, listing on an Exchange will afford all holders of ETS the benefit of intra-day liquidity. Because the market price of ETS will be disciplined by arbitrage opportunities, investors should be able to buy or sell ETS in the secondary market during the course of a Business Day at prices that do not vary substantially from the most recently calculated IIV. For the same reason, investors should further be able to buy or sell ETS in the secondary market at or close to 4:00 p.m. E.T. on a Business Day at prices that do not vary substantially from the NAV for that Business Day.

Permitting Funds to be redeemed in Creation Units Aggregations only, does not appear to thwart the purposes of sections 2(a)(32) and 5(a)(1) or any other provision of the Act. As Applicants have noted above, the Commission has considerable latitude to issue exemptive

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orders under section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. Applicants believe that ETS may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants further believe that exempting the Trust to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual ETS, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that this Application be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell . such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

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ETS of each Fund will be listed on an Exchange and will trade on and away from28 the Primary Listing Exchange at all times at negotiated prices (generally on the basis of current bid/offer prices and other relevant factors, such as the most recent trading price, supply and demand, and price improvement) and not on the basis of NAV next calculated after receipt of any sale order. The purchase and sale of the ETS in the secondary market, therefore, will neither be accomplished at an offering price described in the Prospectus, as required by section 22(d), nor made in cash at a price based on the current NAV next computed after receipt of an order as required by rule 22c-1.

Applicants believe that the concerns sought to be addressed by section 22(d) and rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing for the ETS of each Fund. While there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of investment company shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.29 Applicants believe that none of these purposes will be thwarted by permitting ETS to trade in the secondary market at negotiated prices.

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The first two purposes -- preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers -- would not seem to be relevant issues for secondary trading by dealers in ETS. Secondary market transactions in ETS would not cause dilution for owners of such shares, because such transactions do not directly involve Trust assets. Similarly, secondary market trading in ETS should not create unjust discrimination or preferential treatment among buyers. To the extent different prices exist for ETS during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.30

With respect to the third possible purpose of section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire ETS either by selling or purchasing them on an Exchange or by redeeming or creating a Creation Unit of such ETS; therefore, no dealer should have an advantage over any other dealer in the sale of ETS. Indeed, Applicants believe that the presence of an Exchange Specialist will enhance liquidity because the Exchange Specialist has an obligation to promote a fair and orderly market (e.g., a responsibility to effect trades to alleviate temporary disparities in supply and demand for ETS of each Fund). Applicants also expect that Market Makers will actively compete as liquidity providers and provide a vibrant market in ETS on relevant Exchanges. In addition, secondary market transactions in ETS should generally occur at prices roughly equivalent to their NAV. If the prices for ETS of a particular Fund should fall below the proportionate NAV of the underlying assets of such Fund, an investor needs only to accumulate enough of such ETS to

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constitute a Creation Unit in order to redeem such ETS at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for ETS in the secondary market remains narrow.

Applicants believe that the nature of the markets in the equity securities comprising each Underlying Index will be the primary determinant of any premiums or discounts between the ETS market price and NAV. Prices in the secondary market for ETS would, of course, fluctuate based upon the market’s assessments of price changes in the portfolio investments held by a Fund. An investor executing a trade in ETS would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the NAV next computed by the Trust. Indeed, such an investor might not wish to wait for the computation of such NAV before selling or purchasing. Applicants believe that this ability to execute a transaction in ETS at an intra-day trading price has become, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in ETS in reliance on the efficiency of the market. Since the portfolio of each Fund will be managed passively to attempt to achieve its investment objective relative to its respective Underlying Index, such portfolio could not be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by section 22(d) and rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading ETS, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of

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investors and the purposes of section 1 of the Act. Accordingly, Applicants hereby request that an order of exemption under section 6(c) be granted in respect of section 22(d) and rule 22c-1.

C.	Exemption from the Provisions of Section 22(e)

The Applicants seek an Order of the Commission under section 6(c) of the Act granting an exemption from section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

“No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1)	for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;
(2)

for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	for such other periods as the Commission may by order permit for the protection of security holders of the company.”

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Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds only, Applicants hereby request relief from the requirement imposed by section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds. Applicants request that relief be granted such that each of the Foreign Funds holding Redemption Securities which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Investments of each such Foreign Fund customarily clear and settle. With respect to Future Funds that will be Foreign Funds, Applicants seek the same relief from section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of section 22(e). Of course, it is possible

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that the proclamation of new or special holidays,31 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours32), the elimination of existing holidays or changes in local securities delivery practices,33 could affect the information set forth herein at some time in the future. The Fund’s Prospectus, and/or SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each Foreign Fund.

Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Foreign Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

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Applicants believe that Congress adopted section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of section 22(e). The Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Investments of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the ETS in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Investments (although cash redemptions, subject to a somewhat higher redemption transaction fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in

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proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by section 22(e) is not inconsistent with the standards articulated in section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

Applicants note that exemptive relief from section 22(e) substantially identical to the relief sought in this Application was obtained by the Prior ETFs in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under section 6(c) in respect of section 22(e).

D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from sections 17(a)(1) and 17(a)(2) of the Act pursuant to sections 6(c) and 17(b) of the Act to permit certain affiliated persons to effectuate purchases and redemptions “in-kind”. Section 17(a)(1) of the Act, in general, makes it unlawful

. . . for any affiliated person . . . [of] a registered investment company . . . or any affiliated person of such a person . . . acting as principal, [k]nowingly to sell any security . . . to such registered investment company or to any company controlled by such

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registered company [with certain exceptions not here relevant] .. .

Section 17(a)(2) of the Act makes it unlawful

. .. for any affiliated person . .. [of] a registered investment company . . . or any affiliated person of such a person , .. acting as principal, [k]nowingly to purchase from such registered investment company, or from any company controlled by such registered company, any security [with one exception not here relevant] . . . .

An “affiliated person” of a fund, pursuant to section 2(a)(3)(A) of the Act, includes any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the fund’s outstanding voting securities and, pursuant to section 2(a)(3)(C), includes any person directly or indirectly controlling, controlled by, or under common control with the fund. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns 25% or more of another person’s voting securities. Section 2(a)(9) also defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity, controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general

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purposes of the Act. Because section 17(b) could be interpreted to exempt only a single transaction from section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, Applicants are also requesting an exemption under section 6(c) of the Act as well.34

One or more holders of Creation Units of a Fund could own more than 5% of a Fund, or in excess of 25% of the Fund, and would therefore be deemed to be an affiliate of such Fund under section 2(a)(3)(A) or section 2(a)(3)(C) of the Act. Also, the Exchange Specialist or Market Maker for ETS of any relevant Funds might accumulate, from time to time, more than 5%, or in excess of 25%, of ETS of one or more Funds. Such persons would therefore be deemed to be affiliates of the Trust or such Funds under section 2(a)(3) of the Act. For so long as such holders of Funds were deemed to be affiliates, section 17(a)(1) could be read to prohibit such person from making an In-Kind Payment for a Creation Unit (an “in-kind” purchase); likewise, section 17(a)(2) could be read to prohibit such persons from receiving an In-Kind Payment in connection with a redemption from such Fund. Applicants request an exemption to permit persons that are affiliated persons of the Funds (or affiliated persons of such persons) solely by virtue of one or more of the following: (1) holding 5% or more, or more than 25%, of the outstanding ETS of one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or, (3) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds, to effectuate In-Kind Payments.

Applicants assert that no useful purpose would be served by prohibiting these affiliated persons from making “in-kind” purchases or “in-kind” redemptions of ETS in Creation

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Units. Both the deposit procedures for “in-kind” purchases of Creation Units and the redemption procedures for “in-kind” redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. All will be issued and redeemed in the same manner. There will be no discrimination among purchasers and redeemers. In all cases, the Deposit Securities and Redemption Securities, whether deposited into, or redeemed from, any Fund, will be valued in the same manner and according to the same standards, as those securities currently held by the relevant Fund for purposes of calculating NAV. Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of In-Kind Payments for redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such transactions. Also, the valuation of In-Kind Payments will be made in an identical manner regardless of the identity of the purchaser or redeemer.

Applicants also note that the ability to take deposits and make redemptions “in-kind” will help each Fund to track closely its Underlying Index and therefore help the Fund to achieve its objectives. Applicants do not believe that In-Kind Payments for purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the Act. Applicants believe that In-Kind Payments for purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards.

For the reasons set forth above, Applicants believe that (i) with respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each Fund, and that the proposed transactions are consistent with

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the general purposes of the Act, and (ii) with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

V.      Express Conditions to this Application

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.     The Prospectus will clearly disclose that, for purposes of the Act, ETS are issued by the Funds and the acquisition of ETS by investment companies is subject to the restrictions of section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with the Fund regarding the terms of the investment.

2.     As long as the Trust operates in reliance on the requested order, the ETS will be listed on an Exchange.

3.     Neither the Trust nor any Fund will be advertised or marketed as an open-end fund or a mutual fund. The Prospectus will prominently disclose that ETS are not individually redeemable shares and will disclose that the owners of ETS may acquire those ETS from a Fund and tender those ETS for redemption to a Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that ETS are not individually redeemable and that owners of ETS may acquire those ETS from a Fund and tender those ETS for redemption to a Fund in Creation Units only.

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4.     The Trust’s website, which will be publicly accessible at no charge, will contain the following information, on a per ETS basis, for each Fund: (a) the prior Business Day’s NAV and the reported closing price, and a calculation of the premium or discount of such price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or the life of the Fund, if shorter).

5.     The Prospectus and annual report for each Fund will also include: (a) the information listed in condition 5(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years (or the life of the Fund, if shorter); and (b) the following data, calculated on a per ETS basis for one, five and ten year periods (or life of the Fund, if shorter), (i) the cumulative total return and the average annual total return based on NAV and closing price, and (ii) the cumulative total return of the relevant Underlying Index.

6.     The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds and exchange traded funds that seek to return a multiple, the inverse or an inverse multiple of an index.

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VI.      Names and Addresses

All correspondence concerning this Application should be directed to the persons listed on the facing page of this Application. The following are the names and addresses of the Applicants.

Rafferty Asset Management, LLC
Direxion Shares ETF Trust
33 Whitehall Street, 10th Floor
New York, NY 10004

Date:     February 26, 2009

Rafferty Asset Management, LLC

/s/ Daniel O’Neill
By: Daniel O’Neill
Managing Member

Direxion Shares ETF Trust

/s/ Daniel O’Neill
By: Daniel O’Neill
President

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EXHIBIT A

UNDERLYING INDICES

Russell 3000 Index®. The Russell 3000 Index® Index measures the performance of the largest 3000 U.S. companies representing approximately 98% of the investable U.S. equity market. The companies included in the index have an average market capitalization of $5.4 billion dollars and a median market capitalization of $1 billion as of April 30, 2008.

Russell 1000® Index. The Russell 1000® Index measures the performance of the large-cap segment of the U.S. equity universe. It is a subset of the Russell 3000 Index® Index and includes approximately 1000 of the largest securities based on a combination of their market cap and current index membership. The Russell 1000 represents approximately 92% of the U.S. market and has an average market capitalization of $14.3 billion dollars and a median market capitalization of $5 billion dollars as of April 30, 2008.

Russell Midcap® Index. The Russell Midcap® Index measures the performance of the mid-cap segment of the U.S. equity universe. The Russell Midcap® Index is a subset of the Russell 1000® Index. It includes approximately 800 of the smallest securities based on a combination of their market cap and current index membership. The Russell Midcap® Index represents approximately 31% of the total market capitalization of the Russell 1000 companies and has an average market capitalization of $5.5 billion dollars and a median market capitalization of $3.8 billion dollars as of April 30, 2008.

Russell 2000® Index. The Russell 2000® Index measures the performance of the small-cap segment of the U.S. equity universe and is comprised of the smallest 2000 companies in the Russell 3000 Index® Index, representing approximately 10% of the total market capitalization of that index. It includes approximately 2000 of the smallest securities based on a combination of their market cap and current index membership. The companies included in the index have an average market capitalization of more than $700 million dollars and a median market capitalization of $500 million dollars as of April 30, 2008.

MSCI EAFE® Index. The EAFE® Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. and Canada. As of September 30, 2007, the EAFE Index consisted of the following 20 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. MSCI®’ is not a sponsor of, or in any way affiliated with, the Developed Markets Funds.

MSCI Emerging Markets. The MSCI Emerging Markets IndexSM is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. As of September 30, 2007, the MSCI Emerging Markets IndexSM consisted of the following 21 emerging market country indices: Argentina, Brazil, Chile, China, Czech Republic, Egypt, Hong Kong, Hungary, India, Indonesia, Israel, Malaysia, Mexico, Peru, Philippines, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey.

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BNY BRIC Select ADR Index. The BNY BRIC Select ADR IndexSM is a free float-adjusted capitalization-weighted index designed by the Bank of New York to track the performance of a basket of companies who have their primary equity listing on a stock exchange of an emerging market country and which also have depositary receipts that trade on a U.S. exchange or on the NASDAQ. Decisions regarding additions to and deletions form the Index are guided by conditions established by the bank of New York with the intention of creating and maintaining a benchmark for emerging market equity performance. The index currently includes securities from issuers in the following countries, among others: Argentina, Brazil, China, India, Indonesia, Israel, Korea, Russia, Taiwan, South Africa and Taiwan. As of April 30, 2008, the index had 50 components with an average market capitalization of over $35.8 billion dollars and a median market capitalization of $19.9 billion dollars.

BNY China Select ADR Index. The BNY China Select ADR Index is a free float-adjusted capitalization-weighted index designed by the Bank of New York to track the performance of a basket of companies who have their primary equity listing on a stock exchange in China and which also have depositary receipts that trade on a U.S. exchange or on the NASDAQ. Decisions regarding additions to and deletions form the Index are guided by conditions established by the bank of New York with the intention of creating and maintaining a benchmark for emerging market equity performance. As of April 30, 2008, the index comprised of ADRs of 40 companies with an average market capitalization of over $14.3 billion dollars and a median market capitalization of $2.4 billion dollars.

Indus India Index. The Indus India Index, which is designed to replicate the Indian equity markets as a whole, through a group of 50 Indian stocks selected from a universe of the largest companies listed on two major Indian exchanges. The India Index has 50 constituents, spread among the following sectors: Information Technology, Health Services, Financial Services, Heavy Industry, Consumer Products and Other. The India Index is supervised by an index committee, comprised of representatives of the Index Provider and members of academia specializing in emerging markets.

S&P Latin America 40 Index. The S&P Latin America 40 Index is an equity index drawn from four major Latin American markets: Argentina, Brazil, Chile and Mexico. The index constituents are leading, large liquid companies from the Latin American markets with a total market capitalization of $505 billion and a median market capitalization of $5 billion, each as of December 31, 2007. Brazil, Mexico, Chile and Argentina provide 18, 10, 10 and 2 companies, respectively. The Brazilian companies provide 63% of the market capitalization of the index, with Mexican, Chilean and Argentinean companies accounting for 27%, 7% and 3%, respectively.

S&P Global Clean Energy IndexTM. The S&P Global Clean Energy Index is designed to provide liquid and tradable exposure to 30 companies from around the world that are involved in clean energy related businesses. The index is comprised of a diversified mix of clean energy production, clean energy technology and equipment provider companies.

Russell 1000® Energy Index. The Russell 1000® Energy Index is a capitalization-weighted index of companies engaged in energy-related businesses, such as oil companies involved in the exploration, production, servicing, drilling and refining processes, and companies primarily

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involved in the production and mining of coal and other fuels used in the generation of consumable energy. Also included are gas distribution, gas pipeline and related companies. These companies span a broad range of industries including: domestic, international and crude oil producers, offshore drilling, oil well equipment and service, machinery and energy equipment, coal, utilities, gas pipelines and miscellaneous energy services.

Russell 1000® Financial Services Index. The Russell 1000® Financial Services Index is a capitalization-weighted index of companies that provide financial services. As of April 30, 2008, the index had 227 components, derived from the Russell 1000 Index with an average market capitalization of over $11 billion dollars and a median market capitalization of $4.4 billion dollars.

Russell 1000® Technology Index. The Russell 1000® Technology Index is a capitalization-weighted index of companies that serve the electronics and computer industries or that manufacture products based on the latest applied science. The index currently has 105 components, derived from the Russell 1000, with an average market cap of over $19 billion dollars and a median market capitalization of $6.1 billion dollars as of April 30, 2008.

Dow Jones Wilshire REIT Index. The Dow Jones Wilshire REIT Index is a float-adjusted market capitalization weighted index that is comprised of REITs that are components of the Dow Jones Real Estate Securities Index. This index is constructed to provide measures of real estate securities that serve as proxies for direct real estate investing. This index does not include securities that are not directly tied to the value of underlying real estate. Each component of the index must be both an equity owner and operator of commercial and or residential real estate and have a minimum market capitalization of more than $200 million dollars. As of April 30, 2008, the components in the index had an average market capitalization of $3.2 billion dollars and a median market capitalization of $1.6 billion dollars.

S&P Homebuilding Select Industry Index™. The S&P Homebuilding Select Industry Index is an equal weighted index that draws constituents from companies involved in homebuilding, directly and indirectly through furnishings, retailing, manufacturing, textiles and chemicals keyed to homebuilding. The median market cap of the 24 holdings as of April 30, 2008 was $2.08 billion and the average weighted market cap was $5.86 billion.

Merrill Lynch Current 2-Year US Treasury Index. The Merrill Lynch Current 2-Year US Treasury Index is a one-security index comprised of the most recently issued 2-year US Treasury note. The index is rebalanced monthly. In order to qualify for inclusion, a 2-year note must be auctioned on or before the third business day before the last business day of the month.

Merrill Lynch Current 5-Year US Treasury Index. The Merrill Lynch Current 5-Year US Treasury Index is a one-security index comprised of the most recently issued 5-year US Treasury note. The index is rebalanced monthly. In order to qualify for inclusion, a 5-year note must be auctioned on or before the third business day before the last business day of the month.

Merrill Lynch Current 10-Year US Treasury Index. The Merrill Lynch Current 10-Year US Treasury Index is a one-security index comprised of the most recently issued 10-year US

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Treasury note. The index is rebalanced monthly. In order to qualify for inclusion, a 10-year note must be auctioned on or before the third business day before the last business day of the month.

Merrill Lynch Current 30-Year US Treasury Index. The Merrill Lynch Current 30-Year US Treasury Index is a one-security index comprised of the most recently issued 30- year US Treasury bond. The index is rebalanced monthly. In order to qualify for inclusion, a 30-year bond must be auctioned on or before the third business day before the last business day of the month.

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EXHIBIT B

The Projected Returns of Bull and Bear Funds for Shares Held Longer Than a Calendar Month. The Funds seek calendar month leveraged investment results which should not be equated with seeking a leveraged goal for longer than a calendar month. For instance, if the Russell 1000® Index gains 10% during a year, the Direxion Monthly Large Cap Bull 3X Shares should not be expected to provide a return of 30% for the year even if it meets its calendar month target throughout the year. This is true because the pursuit of calendar month goals may result in calendar month leveraged compounding, which means that the return of an index over a period of time greater than one calendar month multiplied by 300%, in the case of a Bull Fund, or -300%, in the case of a Bear Fund, will not generally equal a Fund’s performance over that same period.

The following charts set out a range of hypothetical calendar month performances during a given calendar year of an index and demonstrate how changes in the index impact the Funds’ performance for each calendar month and cumulatively up to, and including, the entire calendar year. The charts are based on a hypothetical $100 investment in the Funds over a 12-month calendar period and do not reflect expenses of any kind.

Table 1 – The Market Lacks a Clear Trend For a Period Longer Than One Month

Index				Bull Fund			Bear Fund
	Value	Calendar Month Performance	Cumulative Performance	NAV	Calendar Month Performance	Cumulative Performance	NAV	Calendar Month Performance	Cumulative Performance
	100			$100.00			$100.00
January	105	5.00%	5.00%	$115.00	15.00%	15.00%	$85.00	-15.00%	-15.00%
February	110	4.76%	10.00%	$131.43	14.29%	31.43%	$72.86	-14.29%	-27.14%
March	100	-9.09%	0.00%	$95.58	-27.27%	-4.42%	$92.73	27.27%	-7.27%
April	90	-10.00%	-10.00%	$66.91	-30.00%	-33.09%	$120.55	30.00%	20.55%
May	85	-5.56%	-15.00%	$55.76	-16.67%	-44.24%	$140.64	16.67%	40.64%
June	100	17.65%	0.00%	$85.28	52.94%	-14.72%	$66.18	-52.94%	-33.82%
July	95	-5.00%	-5.00%	$72.48	-15.00%	-27.52%	$76.11	15.00%	-23.89%
August	100	5.26%	0.00%	$83.93	15.79%	-16.07%	$64.09	-15.79%	-35.91%
September	105	5.00%	5.00%	$96.52	15.00%	-3.48%	$54.48	-15.00%	-45.52%
October	100	-4.76%	0.00%	$82.73	-14.29%	-17.27%	$62.26	14.29%	-37.74%
November	95	-5.00%	-5.00%	$70.32	-15.00%	-29.68%	$71.60	15.00%	-28.40%
December	105	10.53%	5.00%	$92.53	31.58%	-7.47%	$48.99	-31.58%	-51.01%

The cumulative annual performance of the index in Table 1 is 5%. The hypothetical return of the Bull Fund for the calendar year is -7.47%, while the hypothetical return of the Bear Fund for the calendar year is -51.01%. The hypothetical return of the Bull Fund is 149% of the index return for the calendar year, while the hypothetical return of the Bear Fund is 1,020% of the index return for the calendar year. The volatility of the benchmark performance and lack of clear trend resulting full year performance for each Fund which is somewhat random and bears little relationship to the performance of the index for the year.

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Table 2 – The Market Rises in a Clear Trend

Index				Bull Fund			Bear Fund
	Value	Calendar Month Performance	Cumulative Performance	NAV	Calendar Month Performance	Cumulative Performance	NAV	Calendar Month Performance	Cumulative Performance
	100			$100.00			$100.00
January	102	2.00%	2.00%	$106.00	6.00%	6.00%	$94.00	-6.00%	-6.00%
February	104	1.96%	4.00%	$112.24	5.88%	12.24%	$88.47	-5.88%	-11.53%
March	106	1.92%	6.00%	$118.71	5.77%	18.71%	$83.37	-5.77%	-16.63%
April	108	1.89%	8.00%	$125.43	5.66%	25.43%	$78.65	-5.66%	-21.35%
May	110	1.85%	10.00%	$132.40	5.56%	32.40%	$74.28	-5.56%	-25.72%
June	112	1.82%	12.00%	$139.62	5.45%	39.62%	$70.23	-5.45%	-29.77%
July	114	1.79%	14.00%	$147.10	5.36%	47.10%	$66.46	-5.36%	-33.54%
August	116	1.75%	16.00%	$154.84	5.26%	54.84%	$62.97	-5.26%	-37.03%
September	118	1.72%	18.00%	$162.85	5.17%	62.85%	$59.71	-5.17%	-40.29%
October	120	1.69%	20.00%	$171.13	5.08%	71.13%	$56.67	-5.08%	-43.33%
November	122	1.67%	22.00%	$179.69	5.00%	79.69%	$53.84	-5.00%	-46.16%
December	124	1.64%	24.00%	$188.52	4.92%	88.52%	$51.19	-4.92%	-48.81%

The cumulative annual performance of the index in Table 2 is 24%. The hypothetical return of the Bull Fund for the calendar year is 88.52%, while the hypothetical return of the Bear Fund for the calendar year is -48.81%. The hypothetical return of the Bull Fund is 368% of the index return for the calendar year, while the hypothetical return of the Bear Fund is 203% of the index return for the calendar year. In this case, because of the trend, the Bull Fund gain is greater than 300% of the index gain and the Bear Fund decline is less than 300% of the index gain for the year.

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Table 3 – The Market Declines in a Clear Trend

Index				Bull Fund			Bear Fund
	Value	Calendar Month Performance	Cumulative Performance	NAV	Calendar Month Performance	Cumulative Performance	NAV	Calendar Month Performance	Cumulative Performance
	100			$100.00			$100.00
January	98	-2.00%	-2.00%	$94.00	-6.00%	-6.00%	$106.00	6.00%	6.00%
February	96	-2.04%	-4.00%	$88.24	-6.12%	-11.76%	$112.49	6.12%	12.49%
March	94	-2.08%	-6.00%	$82.73	-6.25%	-11.76%	$119.52	6.25%	19.52%
April	92	-2.13%	-8.00%	$77.45	-6.38%	-22.55%	$127.15	6.38%	27.15%
May	90	-2.17%	-10.00%	$72.40	-6.52%	-27.60%	$135.44	6.52%	35.44%
June	88	-2.22%	-12.00%	$67.57	-6.67%	-32.43%	$144.47	6.67%	44.47%
July	86	-2.27%	-14.00%	$62.96	-6.82%	-37.04%	$154.32	6.82%	54.32%
August	84	-2.33%	-16.00%	$58.57	-6.98%	-41.43%	$165.09	6.98%	65.09%
September	82	-2.38%	-18.00%	$54.39	-7.14%	-45.61%	$176.88	7.14%	76.88%
October	80	-2.44%	-20.00%	$50.41	-7.32%	-49.59%	$189.82	7.32%	89.82%
November	78	-2.50%	-22.00%	$46.63	-7.50%	-53.37%	$204.06	7.50%	104.06%
December	76	-2.56%	-24.00%	$43.04	-7.69%	-56.96%	$219.76	7.69%	119.76%

The cumulative annual performance of the index in Table 3 is -24%. The hypothetical return of the Bull Fund for the calendar year is -56.96%, while the hypothetical return of the Bear Fund for the calendar year is -119.76%. The hypothetical return of the Bull Fund is 237% of the index return for the calendar year, while the hypothetical return of the Bear Fund is -499% of the index return for the calendar year. In this case, because of the trend, the Bull Fund decline is less than 300% of the index decline and the Bear Fund gain is greater than 300% of the index decline for the year.

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Hypothetical Timeline.

Holding Period Timeline

The performance of the Direxion Monthly Shares for a period other than a month will depend on a variety of factors. The table below seeks to illustrate the hypothetical performance, relative to an index, of a Bull Fund which seeks 300% of the calendar month returns of an index. The table uses a two month period (January and February) and shows the hypothetical performance of investments with different holding periods within the two months. Index values and percentage returns are in the orange bars and Fund values and returns are in the green bars.

	Jan. 1	Jan. 15	Jan. 31	Feb. 1	Feb. 15	Feb. 28
Index Values	100	105	110		105	120
Fund NAV	$100.00	$115.00	$130.00		$112.27	$165.45

A holding period which begins on the reset date receives 300% exposure to benchmark moves until next reset or exit from the position.

Jan. 1 – Jan. 15

Index = 5.00%

Fund = 15.00%

The return of the Fund for the first two weeks of January is 300% of the index return of 5%.

Jan. 1 – Jan. 31

Index Return = 10.00%

Fund Return = 30%

The return of the Fund for the month of January is 300% of the index return of 10%.

A holding period which begins after a reset date receives exposure which is a function of benchmark moves since reset date.

Jan. 15 – Jan. 31

Index = 4.76%

Fund = 13.04%

Since the index moved in favor of the Fund during the first two weeks of January, a mid-month purchaser receives less than 300% exposure until the end of January. For the 2nd half of the month, the investor 's exposure was 274% of the index return for the same period.

Feb. 15 – Feb. 28

Index = 14.29%

Fund = 47.4%

Conversely, since the index moved against the Fund during the first two weeks of February, a mid-month purchaser receives more than 300% exposure. For the 2nd half of February, the investor's exposure was 332% of the index return for the same period.

A holding period which continues past a monthly reset date is subject to monthly rebalancing, which impacts cumulative return.

Jan. 1 – Feb. 15

Index = 5.00%

Fund = 12.27%

The Fund return for the six weeks from is 245% of the index return for the period due to the cumulative impact of the monthly rebalancing and index movement.

Jan. 1 – Feb. 28

Index = 20.00%

Fund = 65.45%

The Fund return for the two months is 327% of the index return of the same period due to the cumulative impact of the monthly rebalancing and index movement.

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Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Daniel O’Neill is authorized to sign and file this document on behalf of the Trust pursuant to the general authority vested in him as President.

Direxion Shares ETF Trust

By:	/s/ Daniel D. O’Neill
	Name:	Daniel D. O’Neill
	Title:	President

Dated: 2/26/09

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Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Daniel O’Neill is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Managing Member.

Rafferty Asset Management LLC

By:
/s/ Daniel D. O’Neill
	Name:	Daniel D. O’Neill
	Title:	Managing Member

Dated: 2/26/09

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Verification

     The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, dated as of 2/26/09 for and on behalf of the Trust; that he is the President of such Trust; and that all actions taken by the trustees and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel D. O’Neill
Name:	Daniel D. O’Neill
Title:	President

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Verification – Rafferty Asset Management LLC

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of Rafferty Asset Management LLC, that he is Managing Member of Rafferty Asset Management LLC., and is authorized to sign the Application on its behalf, and that all actions by officers and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel O’Neill
Daniel O’Neill
Managing Member

Dated: 2/26/09

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Verification – Direxion Shares ETF Trust

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of Direxion Shares ETF Trust, that he is President of Direxion Shares ETF Trust, and is authorized to sign the Application on its behalf, and that all actions by shareholders, trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel O’Neill
Daniel O’Neill
President

Dated: 2/26/09

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1 All existing entities that intend to rely on the requested Order have been named as applicants.

2 See In the Matter of Rafferty Asset Management, LLC and Direxion Shares ETF Trust ICA Rel. Nos. 28379 (Sept. 12, 2008) (notice) and 28434 (Oct. 6, 2008) (order) (“Applicants’ Prior Order,” and the ETFs operating to pursuant to such order, “Applicants’ Prior ETFs”); In the Matter of ProShares Trust, et al., ICA Rel. Nos. 27323 (May 18, 2006) (notice) and 27394 (June 13, 2006) (order); In the Matter of Rydex ETF Trust, et al, ICA Rel. Nos. 25948 (notice) and 25970 (order).

3 The Creation Unit size stated in a Prospectus may be changed, from time to time, if the individual ETS price of such Fund increases or decreases to such an extent that the Creation Unit price becomes unappealing to investors or arbitrageurs.

4 Applicants believe that a convenient trading range will be between $50 and $250 per ETS, and the Trust reserves the right to declare a stock split, or a reverse stock split, if the trading price over time deviates significantly from such price range. Each shareholder will have one vote per ETS.

5 Applicants have been informed that certain Underlying Domestic Indices may include securities issued by one or more non-domestic issuers, if the relevant Underlying Index Provider believes it would be appropriate. The securities issued by these non-domestic issuers will be shares registered for trading in U.S. markets, such as American Depositary Receipts (“ADRs”) and similar depositary receipt arrangements (collectively, “Depositary Receipts”), ordinary shares and New York Shares. A Domestic Fund will only hold ADRs to the extent they are listed on an Exchange, including Nasdaq. A Domestic Fund will only invest in sponsored ADRs, except for certain listed ADRs that remain unsponsored. Neither the Adviser, any sub-adviser, nor any of their affiliated persons will serve as a depository bank for any Depositary Receipts held by a Fund. For a discussion of a Foreign Fund’s potential investment in Depositary Receipts, see below at pages 14-17.

6 With respect to ADRs, the depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. With respect to other Depositary Receipts, the depository may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer.

7 Applicants understand that since 1984 all listed ADRs are required to be sponsored. Applicants also understand that a few listed, but unsponsored, ADRs that existed prior to the 1984 requirement have been “grandfathered.” Applicants do not believe that these unsponsored listed ADRs pose any special pricing or liquidity issues. Thus, although the Applicants have no present intention for a Foreign Fund to invest in these unsponsored listed ADRs, Applicants seek to reserve the ability for a Foreign Fund to hold these unsponsored listed ADRs in those situations where the use of these ADRs would otherwise benefit the Foreign Fund.

8 The value of an Underlying Foreign Index will reflect the value of its component securities, rather than the value of any Depositary Receipt representing a component security.

9 Future Funds may be based on Underlying Fixed Income Indices which include component bonds (and the respective Deposit Securities, as defined below) with embedded options. However, the bonds in each Underlying Fixed Income Index should be readily tradable on the market because each Underlying Fixed Income Index will contain U.S. Treasury and agency securities and/or liquid corporate and non-corporate bonds. To the extent a particular bond is less liquid than another bond with similar characteristics, the Adviser’s sampling techniques should permit the Adviser to replace the less liquid bond with a more liquid bond. For these reasons, the Applicants do not believe bonds with embedded options in the Underlying Fixed Income Indices or in Deposit Securities will have a material impact on the creation or redemption process, or the efficiency of the arbitrage mechanism for the Funds.

10 Applicants note, however, that mid-day investors in the Daily Beta ETFs – just like mid-month investors in an Initial Fund – will not realize the same returns as investors who held shares at the beginning of the Tracking Period, which for Daily Beta ETFs is the start of the day and for the Initial Funds will be the start of the month. In each instance, such mid-Tracking Period purchasers realize modified returns vis-à-vis the exposure of the fund to the relevant index.

11 Applicants expect that Exchange Specialists and Market Makers, as well as certain other institutional investors and arbitrageurs, will build models that inform them as to the beta of any investment in the Funds during the Tracking Period. Applicants nevertheless intend to include such information in the IIV File and PCF, if possible, in order to ensure that other investors have equal access to the information and to arbitrage opportunities.

12 The Inverse Funds will generally be purchased and redeemed entirely for cash (“All-Cash Payments”). The All-Cash Payment protocol for the purchase and redemption of Creation Units of the Inverse Funds is due to the limited transferability of Financial Instruments. Each Fund may accept All-Cash Payments or partial cash payments in lieu of equity or fixed income securities in connection with purchases of Creation Units if such methods would reduce such Fund’s transactions costs or would enhance operating efficiency. This would likely happen only in limited circumstances (such as where, due to significant changes in the Underlying Index, cash may be more efficient than securities, or the purchaser is unable to deliver such securities). Each Fund may redeem wholly or partially in cash where the Fund determines, in its discretion that such method is warranted. This could occur, for example, when a redeeming entity is restrained by regulation or policy from transacting in certain portfolio securities of the Fund, such as the presence of such portfolio securities on a redeeming investment banking firm’s restricted list. Additionally, in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges, for a Foreign Fund to operate exclusively on an “in-kind” basis.

13 For an order to be in proper form, the order must conform to all the terms, conditions and times established in the Participant Agreement.

14 Applicants expect the same information to be provided prior to the opening of trading on any Exchange that is the Primary Listing Exchange for ETS. Applicants do not believe that All-Cash Payments will affect arbitrage efficiency. This is because Applicants believe it makes little difference to an arbitrageur whether Creation Units are purchased in exchange for a basket of securities or cash. The important function of the arbitrageur is to bid the market price of ETS of any Fund up or down until it converges with the NAV. Applicants note that this can occur regardless of whether the arbitrageur is allowed to create in cash or with a Deposit Basket. In either case, the arbitrageur can effectively hedge a position in a Fund in a variety of ways, including the use of market-on-close contracts to buy or sell the underlying equity securities and/or Financial Instruments.

15 Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Redemption Security of any applicable Fund.

16 Because the Balancing Amount is designed to be an amount sufficient to make up the difference between the sum of (i) the market value of the securities in a Deposit Basket or, in the case of redemptions, the value of the securities tendered by the Trust to an investor as the In-Kind Payment in connection with a redemption (“Redemption Securities”), and (ii) the value of a Creation Unit, Applicants believe, as a general proposition, that the Balancing Amount for all Leveraged Funds will be greater than the Balancing Amount for Conventional Funds. Applicants expect that this should generally be the case because the value of the Financial Instruments held by Leveraged Funds will be included in the Balancing Amount (but not as Deposit Securities or Redemption Securities) and therefore should generally increase the relative portion of cash required to bring the value of the securities being deposited (or received) up to the value of a Creation Unit. Because the Leveraged Funds will be subject to greater fluctuation than is the case for non-Leveraged Funds, the Balancing Amount for the Leveraged Funds will likewise be subject to greater fluctuation. This potential will be fully disclosed in the Prospectus. The Balancing Amount and the Transaction Fee are referred to collectively as the “Cash Component” in connection with creations and as the “Cash Redemption Amount” in connection with redemptions. Redemption Securities and the Cash Redemption Amount may be referred to collectively as the “Redemption Basket.”

17 To the extent creation/redemption transactions for ETS of the Fixed Income Funds can clear and settle through the CNS System, Creation Units may be deposited or charged to any Authorized Participant’s DTC account through the CNS System.

18 Applicants note that ETS of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T + 3”) basis. Where this occurs, Applicants believe that ETS of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Investments through each ETS’s T + 3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that ETS of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T + 3 settlement date, Applicants anticipate that such ETS may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Exchange Specialists and/or Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

19 In the event that the Trust or any Fund is terminated, the composition and weighting of the securities to be made available to redeemers shall be established as of such termination date. There will be no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of the Trust or the Funds entitled to vote. Although the ETS will not be automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board will have the unrestricted power to alter the number of ETS in a Creation Unit. Therefore, in the event of a termination, the Board in its discretion could determine to permit the ETS to be individually redeemable. In such circumstances, the Trust could elect to pay cash redemptions to all shareholders, with an in-kind election for shareholders owning in excess of a certain stated minimum amount.

20 The Adviser and the Distributor have adopted a Code of Ethics as required under Rule 17j-1 of the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. The Adviser has also adopted Policies and Procedures to Detect and Prevent Insider Trading as described in section 204A of the Advisers Act which are reasonably designed taking into account the nature of their business, to prevent the misuse, in violation of the Advisers Act and the Exchange Act or the rules or regulations thereunder, of material non public information. Similarly, any sub-adviser to a Fund will also have a Code of Ethics and Policies and Procedures to Detect and Prevent Insider Trading.

21 Such differences would occur only under limited circumstances such as during periods of change in the composition of the Underlying Index.

22 To the extent that a Conventional Fund holds Financial Instruments, information regarding such instruments will be disclosed in an IIV File (as defined below).

23 Applicants understand that certain Exchanges receive PCFs from the NSCC and expect that the Primary Listing Exchange for each Fund would receive PCFs.

24 For so long as required by Form N-1A, the Trust will comply with its obligations, to describe in the SAI its portfolio disclosure policies and procedures and to state in the Prospectus that such description with respect to each Fund is available in the SAI.

25 The information on the public Website will be the same as that disclosed to Authorized Participants in the PCF and IIV File, except that (i) the information provided on the Website will be formatted to be reader-friendly and (ii) the portfolio holdings data on the Website will be calculated and displayed on a per Fund basis, while the information in the PCF/IIV File will be calculated and displayed on a per Creation Unit basis. Both the IIV File / PCF and the Website will reflect dividends paid and accruals for expenses incurred, as well as the next Business Day’s estimated dividend and expense accrual information. While Applicants intend to make the Website disclosure reader-friendly, the PCF and IIV File will be formatted so that it is compatible with the systems that the Primary Listing Exchange and Authorized Participants use to retrieve and process such data.

26 This value is variously referred to as an “Underlying Trading Value,” “Indicative Optimized Portfolio Value” (“IOPV”), and “Intraday Value,” in the prospectuses, marketing and other written materials of Prior ETFs.

27 Applicants note that prospectus delivery is not required in certain instances, including purchases of ETS by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in ETS (pursuant to section 4(4) of the Securities Act). Also, firms that do incur a prospectus delivery obligation with respect to ETS will be reminded that under Securities Act Rule 153, a prospectus delivery obligation under section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange, is satisfied by the fact that the Prospectus and SAI are available at such Exchange upon request. The Prospectus also will note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on the Exchange.

28 Consistent with rule 19c-3 under the Exchange Act, members of the Primary Listing Exchange are not required to effect transactions in ETS through the facilities of such Exchange.

29 See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

30 This “discrimination” is no more “unjust” or a result of preferential treatment than the “discrimination” that occurs when one investor purchases shares of a mutual fund at a higher price than another investor as a result of an increase in the NAV of such shares of the mutual fund.

31 Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, e.g., the following recent examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

32A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

33Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

34 See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by section 17(a).